Filed by Valeant Pharmaceuticals

International, Inc. (Commission File

No. 001-14956) pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following letter was delivered to the Chairman and Chief Executive Officer of Allergan, Inc. and its Board of Directors on April 22, 2014:

J. Michael Pearson	2150 St. Elzéar Blvd. West
Chairman & Chief Executive Officer	Laval, Quebec H7L 4A8
Canada

April 22, 2014

Mr. David Pyott

Chairman & CEO Allergan

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Dear Mr. Pyott,

Valeant is pleased to provide Allergan shareholders with the opportunity to consider a strategically compelling and enormously value-creating opportunity to merge with Valeant. Our merger offer is comprised of $48.30 in cash and 0.83 of a Valeant share for each Allergan share based on the fully diluted number of Allergan shares outstanding. Shareholders will be able to elect their mix of cash and shares, subject to proration, in the combined company hereafter referred to as the “New Company.” Allergan shareholders will receive a substantial premium over Allergan’s April 10, 2014, unaffected stock price of $116.63 and will own 43% of the New Company.

We firmly believe that applying Valeant’s operating philosophy, strategy, and financial discipline to a broader set of superb assets will create extraordinary returns for shareholders over the short, intermediate, and long term.

A Highly Strategic Combination

The New Company will be extremely well positioned in the markets it serves. Our portfolios are extremely complementary – the New Company will be a leader in ophthalmology, dermatology, aesthetics, dental products, and the emerging markets – healthcare segments that are forecasted to grow well above overall industry growth rates over the next decade. In light of the markets served and the marketing efficiencies created by the combination, we are confident that New Company will generate high single-digit organic growth rates for the foreseeable future.

The New Company will generate stable and recurring cash flows: approximately 75% of its revenue will come from durable products, 90% of the New Company’s combined revenue is not expected to face any significant patent cliffs over the next decade, and 70% of the New Company’s business is expected to be cash-pay or third-party reimbursed, with only 30% exposed to government reimbursement. With this transaction, we expect 25-30% pro forma 2014 Cash EPS accretion assuming the transaction closed and full synergies realized on January 1, 2014. We expect Cash EPS in year 2 and beyond to grow 15-20% plus, depending upon the deployment of free cash flow.

Mr. David Pyott

April 22, 2014

R&D and Product Development

The New Company will spend more than $300 million per annum on research and development in Phase III programs, current and future line extensions, and life cycle management programs. The New Company will continue to fund both companies’ late stage development programs, including those in dry eye, diabetic macular edema, glaucoma, migraine, eye whitening, psoriasis, and other dermatology areas.

The New Company will sell or eliminate Allergan’s earlier stage programs where Allergan’s track record has been largely unproductive over the past 16 years. The New Company will fuel future growth through business development with a focus on currently marketed products or products nearing approval. The combination will add to Valeant’s robust industry-leading product launch productivity. In 2014 alone, Valeant will launch 19 new products in the U.S. and 300 new products in markets around the world.

Synergies

Based on our operating model, our detailed analysis of Allergan, our knowledge of the dermatology, aesthetics and ophthalmology markets, and our extensive market research, we estimate that the annual cost synergies from the combination will be at least $2.7 billion, 80% of which we expect to realize within the first six months of closing, with the balance over the following 12 months. As you may be aware, since 2008 and over 100 transactions, Valeant has never failed to exceed its preannounced cost synergies in any acquisition.

Capital Allocation and Taxation

The New Company will have a strong balance sheet with approximately 3.0 times net debt/adjusted EBITDA, approximately $28 billion in net debt, and post-synergy free cash flow of more than $6.0 billion per year and growing. This strong balance sheet and free cash flow will allow the New Company to accelerate growth by executing its business development strategy and returning capital to shareholders with buybacks or dividends as appropriate. At closing, we expect to institute a dividend at the current $0.20 annual dividend rate of Allergan. The New Company will remain a Canadian company and will have a high single-digit tax rate.

No Material Contingencies

We do not believe that there are any obstacles to completing this transaction expeditiously. Our board has approved and strongly supports the transaction. Our antitrust advisors at Skadden, Arps, Slate, Meagher & Flom LLP, Sullivan & Cromwell LLP, and Osler, Hoskin & Harcourt LLP have conducted antitrust analysis of the transaction and, based on their extensive industry knowledge and publicly available information, have independently determined that there are no material obstacles to completing the transaction. We are willing to assume all regulatory risks because any potential divestitures will not have a material impact on the economics of the transaction. Our legal counsel have engaged with the FTC and are working cooperatively with the FTC staff. We are also actively engaged in discussions with third parties with respect to assets we expect to sell.

Our transaction is not subject to a financing contingency. We have worked closely with our financial advisors and have obtained a debt financing commitment of $15.5 billion from Barclays and RBC Capital Markets.

Valeant has completed a detailed review of publicly available information and extensive external research relating to Allergan. Our proposal is subject to the negotiation and execution of a mutually agreeable merger agreement containing customary terms and closing conditions. We are concurrently delivering to you our proposed form of merger agreement.

Valeant Business Performance

Valeant is off to a strong start in 2014. We expect to meet or beat analysts’ cash earnings per share First Call analyst consensus expectations for the first quarter of 2014 and, given our strong start and the pending closing of our PreCision deal, we are raising 2014 revenue guidance to $8.3 - $8.7 billion from $8.2 - $8.6 billion, Cash EPS guidance to $8.55-$8.80 from $8.25-$8.75, and adjusted cash flow from operations to $2.7 - $2.8 billion from $2.4 - $2.6 billion, despite foreign exchange headwinds of approximately $0.15 of Cash EPS.

2

Mr. David Pyott

April 22, 2014

Pershing Square

With 9.7% ownership, Pershing Square Capital Management, L.P., led by William A. Ackman, CEO, is Allergan’s largest shareholder. Pershing Square has carefully reviewed publicly available information on Allergan and completed substantial due diligence on Valeant based on a review of Valeant’s public and confidential information. Pershing Square has fully considered the proposed transaction, and is strongly in favor of the combination and will be a co-proponent of the transaction. Pershing Square has agreed to elect only stock consideration in the transaction and intends to remain a long-term shareholder of New Company.

No Material Social Issues

We would have preferred to negotiate this transaction in a confidential manner, but given that Allergan has not been receptive to our overtures for over eighteen months and has made it clear both privately and publicly that it is not interested in a deal with us, we chose to present this proposal to Allergan shareholders directly. We are open to discussing and addressing social issues such as board composition, senior management team composition, U.S. headquarters location and other concerns that you may have. Shareholder value is our primary consideration.

We encourage Allergan to enter into discussions with us promptly so that we can consummate this mutually beneficial transaction in a timely manner. We look forward to hearing from you.

Sincerely,

J. Michael Pearson

cc:	Allergan, Inc. Board of Directors

3

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH

THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

AGREEMENT AND PLAN OF MERGER

among

Valeant Pharmaceuticals International, Inc.,

[MERGER SUB]

and

Allergan, Inc.

Dated as of May [    ], 2014

	TABLE OF CONTENTS	Page

	ARTICLE I

	The Merger; Closing; Effective Time

1.1	The Merger	1
1.2	Closing	1
1.3	Effective Time	3

	ARTICLE II

	Certificate of Incorporation and By-Laws
	of the Surviving Corporation

2.1	The Certificate of Incorporation	3
2.2	The By-Laws	3

	ARTICLE III

	Directors and Officers of the Surviving Corporation

3.1	Directors and Officers of the Surviving Corporation	3

	ARTICLE IV

	Effect of the Merger on Capital Stock;
	Exchange of Certificates

4.1	Effect on Capital Stock	4
4.2	Exchange of Certificates	7
4.3	Treatment of Stock Plan Awards	12
4.4	Adjustments to Prevent Dilution	14

	ARTICLE V

	Representations and Warranties

5.1	Representations and Warranties of the Company	14
5.2	Representations and Warranties of Parent and Merger Sub	40

	ARTICLE VI

	Covenants

6.1	Interim Operations	49
6.2	No Solicitation; Change in Recommendation	53
6.3	Joint Proxy Statement/Prospectus Filing; Information Supplied	56

-i-

6.4	Stockholders Meetings	57
6.5	Third-Party and Governmental Consents; Efforts	58
6.6	Access and Reports	61
6.7	Stock Exchange Listing and Delisting	61
6.8	Publicity	61
6.9	Employee Benefits	62
6.10	Expenses	63
6.11	Indemnification; Directors’ and Officers’ Insurance	63
6.12	Financing	65
6.13	Resignations	67
6.14	Stockholder Litigation	68
6.15	Other Actions by the Company	68

	ARTICLE VII

	Conditions

7.1	Conditions to Each Party’s Obligation to Effect the Merger	69
7.2	Conditions to Obligations of Parent and Merger Sub	69
7.3	Conditions to Obligation of the Company	70

	ARTICLE VIII

	Termination

8.1	Termination by Mutual Consent	71
8.2	Termination by Either Parent or the Company	71
8.3	Termination by the Company	71
8.4	Termination by Parent	72
8.5	Effect of Termination and Abandonment	72

	ARTICLE IX

	Miscellaneous and General

9.1	Survival	73
9.2	Modification or Amendment	73
9.3	Waiver of Conditions	73
9.4	Counterparts	74
9.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	74
9.6	Notices	75
9.7	Entire Agreement	76
9.8	No Third Party Beneficiaries	76
9.9	Obligations of Parent and of the Company	77
9.10	Definitions	77
9.11	Severability	77

-ii-

9.12	Interpretation; Construction	77
9.13	Assignment	78

Annex A	Defined Terms	A-1

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of May [    ], 2014, is by and among Valeant Pharmaceuticals International, Inc., a continued British Columbia corporation (“Parent”), [Merger Sub], a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Allergan, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of each of Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement and the board of directors of Parent has approved the Merger and this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, 21st Floor, Los Angeles, California, at 9:00 A.M. (New York City time) on the fifth (5th) business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Parent and Merger Sub shall not be obligated to effect the Closing prior to the second (2nd) business day following the final day of the Marketing Period, unless Parent shall request an earlier date on two (2) business days prior written notice (but, subject in such case, to the satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions which by their terms cannot be satisfied until the Closing Date, which shall be required to be so satisfied or waived on Parent’s requested Closing Date)). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York. “Marketing Period” shall mean the first period of twenty (20) consecutive calendar days, commencing after the date hereof throughout which and on the first and last day of which (a) Parent shall have received the Required Information and the Required Information is Compliant and (b) the conditions set forth in Section 7.1 shall have been satisfied or waived (other than those conditions which by their terms cannot be satisfied until the Closing Date), and nothing has occurred and no condition exists that could reasonably be expected to cause any of the conditions set forth in Section 7.2 to fail to be satisfied assuming the Closing would be scheduled at any time during such consecutive calendar day period; provided that (a) if the Company shall in good faith reasonably believe it has provided Required Information that is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with the requirement to deliver the Required Information unless Parent in good faith reasonably believes the Company has not completed the delivery of Required Information that is Compliant and, within four (4) business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant), (b) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated and (c) for purposes of the Marketing Period (i) July 3, 2014 and November 28, 2014 shall not be considered calendar days, (ii) if such period has not ended prior to August 18, 2014, such period shall be deemed not to have commenced until September 2, 2014 and (iii) if such period has not ended prior to December 19, 2014, such period shall be deemed not to have commenced until January 5, 2015. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such twenty (20) consecutive calendar days, (i) the Company’s independent registered accounting firm shall have withdrawn its authorization letter or audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new authorization letter or unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm acceptable to Parent, (ii) the Company indicates its intent to restate any financial statements or material financial information included in the Required Information or (iii) the Required Information is not Compliant at any point throughout and on the first and last day of such period; then, in each case, a new twenty (20) consecutive calendar days period thereafter shall commence upon the Company receiving updated Required Information that is Compliant and the other conditions set forth in this Section 1.2 being met. “Compliant” means, without giving effect to any supplements or updates, (i) the Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company or its Subsidiaries, necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not misleading, (ii) all information necessary to constitute Required Information that is Compliant throughout and on the first and last day of the Marketing Period has been delivered by the Company to Parent on the first day of the Marketing Period and (iii) the financial statements contained in the Required Information are sufficient for the delivery of a customary accountants’ comfort letter under SAS 100 (including customary negative assurance) with respect to financial information regarding the Company and its Subsidiaries, and the Company’s independent registered accounting firm has delivered a draft comfort letter in customary form and indicated that they are willing to deliver the comfort letter in customary form upon any pricing and closing of a securities offering during the Marketing Period.

1.3 Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and By-Laws

of the Surviving Corporation

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to be identical to the certificate of incorporation of Merger Sub, until thereafter amended as provided therein or by applicable Law.

2.2 The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1 Directors and Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that (a) the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws and (b) the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each share (a “Share” or, collectively, the “Shares”) of the Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, (ii) Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (the Shares referred to in this clause (ii) being referred to herein collectively as “Dissenting Shares” and the Shares referred to in this clause (ii) and the preceding clause (i) being referred to herein collectively as “Excluded Shares”) and (iii) Company Restricted Shares (which shall be converted pursuant to Section 4.3(d)) shall be converted, at the election of the holder thereof in accordance with Section 4.2(b), into:

(i) for each Share with respect to which a Standard Election has been made pursuant to Section 4.2(b) and remains in effect at the Election Deadline, (1) a number of validly issued, fully paid and non-assessable shares of the Common Stock, no par value, of Parent (the “Parent Common Stock”) equal to the Standard Share Number and (2) an amount of cash equal to the Standard Cash Amount, subject to Section 4.1(a)(ii) and (iii) below;

(ii) for each Share with respect to which a Cash Election has been made pursuant to Section 4.2(b) and remains in effect at the Election Deadline, an amount of cash equal to the Un-prorated Cash Election Amount;

provided, however, that if the Aggregate Cash Payable for Shares and Awards would be greater than the Aggregate Cash Consideration, the number of Shares covered by Cash Elections shall automatically be deemed reduced pro rata (but not below zero) by the least amount required so that the Aggregate Cash Payable for Shares and Awards is no longer greater than the Aggregate Cash Consideration (and each Share no longer covered by a Cash Election as a result of the pro rata reduction shall thereupon automatically be deemed covered by a Stock Election); and

provided further, that if after giving effect to the foregoing proviso there are no Shares covered by Cash Elections and the Aggregate Cash Payable for Shares and Awards is still greater than the Aggregate Cash Consideration, the number of Shares covered by Standard Elections shall automatically be deemed reduced pro rata by the least amount required so that the Aggregate Cash Payable for Shares and Awards is no longer greater than the Aggregate Cash Consideration (and each Share no longer covered by a Standard Election as a result of the pro rata reduction shall thereupon automatically be deemed covered by a Stock Election);

(iii) for each Share with respect to which a Stock Election has been made pursuant to Section 4.2(b) and remains in effect at the Election Deadline, a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Un-prorated Stock Election Number;

provided, however, that if the Aggregate Cash Payable for Shares and Awards would be less than the Aggregate Cash Consideration, the number of Shares covered by Stock Elections shall automatically be deemed reduced pro rata by the least amount required so that the Aggregate Cash Payable for Shares and Awards is no longer less than the Aggregate Cash Consideration (and each Share no longer covered by a Stock Election as a result of that pro rata reduction shall thereupon automatically be deemed to be covered by a Cash Election); and

provided further, that if after giving effect to the foregoing proviso there are no Shares covered by Stock Elections and the Aggregate Cash Payable for Shares and Awards is still less than the Aggregate Cash Consideration, the number of Shares covered by Standard Elections shall automatically be deemed reduced pro rata by the least amount required so that the Aggregate Cash Payable for Shares and Awards is no longer less than the Aggregate Cash Consideration (and each Share no longer covered by a Standard Election as a result of the pro rata reduction shall thereupon automatically be deemed covered by a Cash Election).

For purposes of performing any proration described in Section 4(a)(ii) and (iii) above, the proration shall initially be performed pro rata in accordance with the number of Shares covered by each Election without rounding and then, for each Election that has been prorated, the reduction in the number of Shares covered by the Election as a result of the proration shall be rounded to the nearest Share.

(b) At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares and each non-certificated share represented by book entry (a “Book Entry Share”) (other than, in each case, Excluded Shares) shall thereafter represent only the right to receive the applicable Merger Consideration, without interest.

(c) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 4.2(i) and the DGCL.

(d) Merger Sub. At the Effective Time, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Surviving Corporation. In addition to the foregoing conversion, at the Effective Time, the Surviving Corporation shall issue 10,000,000 shares of common stock, par value $0.01 per share, of the Surviving Corporation to Parent or a person designated by Parent in consideration for the deposit of the Merger Consideration with the Exchange Agent.

(f) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Aggregate Cash Consideration” means (x) $15,000,000,000 plus the aggregate net cash the Company shall have received (or minus the aggregate net cash the Company shall have paid) on or after the date of execution of this Agreement and before the Effective Time in connection with the settlement of Company Awards times (y) the Non-Dissenting Percentage.

(ii) “Aggregate Cash Payable for Shares and Awards” means the aggregate cash payable in respect of Shares pursuant to this Section 4.1 and Company Vested Options, Company RSUs and Company Restricted Shares pursuant to Section 4.3.

(iii) “Election Deadline” means 5:00 p.m., New York City time, on the business day that is two (2) trading days prior to the Closing Date or such other date and time as determined and publicly announced by Parent in Parent’s reasonable discretion.

(iv) “Merger Consideration” means, as applicable, the Cash Election Consideration, Standard Election Consideration or the Stock Election Consideration.

(v) “Non-Dissenting Percentage” means (a) the Share Equivalent Number divided by (b) the sum of the Share Equivalent Number and the number of Dissenting Shares.

(vi) “Share Equivalent Number” means the sum of (a) the number of Shares (including Company Restricted Shares but excluding Excluded Shares) issued and outstanding immediately prior to the Effective Time, (b) a number of Shares having an aggregate value (based on the Company Average Closing Price) equal to the aggregate Spread for all Vested Company Options issued and outstanding immediately prior to the Effective Time and (c) a number of Shares equal to the aggregate number of Shares covered by Company RSUs issued and outstanding immediately prior to the Effective Time.

(vii) “Standard Cash Amount” means $48.30, without interest.

(viii) “Standard Share Number” means 0.83.

(ix) “Un-prorated Cash Election Amount” means $[        ], without interest.

(x) “Un-prorated Stock Election Number” means [                ].

4.2 Exchange of Certificates.

(a) Exchange Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Exchange Agent”), for the benefit of the holders of Shares, an aggregate number of shares of Parent Common Stock (taking into account any reduction related to Shares held by Dissenting Stockholders) and the Aggregate Cash Consideration required to be delivered under Section 4.1(a). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 4.2(d) and cash in lieu of any fractional shares payable pursuant to Section 4.2(e). All shares of Parent Common Stock, cash, dividends and distributions deposited with the Exchange Agent pursuant to this Section 4.2 shall hereinafter be referred to as the “Exchange Fund”. The Company shall notify Parent in writing prior to the Effective Time of the number of Shares and Excluded Shares outstanding immediately prior to the Effective Time. The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) and Sections 4.2(d) and 4.2(e) shall be promptly returned to Parent. No investment of the funds shall relieve Parent, the Surviving Corporation or the Exchange Agent from making the payments required by this Article IV, and following any net losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the applicable holders of Shares immediately prior to the Effective Time in the amount of such net losses, which additional funds shall be deemed to be part of the Exchange Fund. No investment of the funds shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(b) Election and Exchange Procedures. Each holder of a Share shall have the right, subject to the limitations set forth in this Section 4.2(b), to submit an election (each, an “Election”) in accordance with the following procedures:

(i) Each holder of a Share may specify in a request made in accordance with the provisions of this Section 4.2(b) whether such holder elects to receive with respect to a specified number or all of such holder’s Shares either (A) the consideration set forth in Section 4.1(a)(i) (such consideration, the “Standard Election Consideration”) and, such Election with respect to such number of Shares, the “Standard Election”), (B) the consideration set forth in Section 4.1(a)(ii) (such consideration, the “Cash Election Consideration”) and, such Election with respect to such number of Shares, the “Cash Election”), or (C) the consideration set forth in Section 4.1(a)(iii) (such consideration, the

“Stock Election Consideration” and, such Election with respect to such number of Shares, the “Stock Election”).

(ii) Any holder of a Share who does not properly make an Election in accordance with the provisions of this Section 4.2(b), or whose Election is not received by the Exchange Agent prior to the Election Deadline in the manner provided in Section 4.2(b)(iv), will be deemed to have made the Election made for the greatest number of Non-Co-Bidder Shares in respect of which an affirmative Election was made (the “Default Election”). As used herein, “Non-Co-Bidder Shares” are Shares with respect to which PS Fund 1, LLC, a Delaware limited liability company advised by Pershing Square Capital Management, L.P., does not control the Election.

(iii) Parent shall cause the appropriate form of election and transmittal materials (the “Transmittal Letter”) to be provided by the Exchange Agent to holders of record of the Shares advising such holders (A) of the procedure for exercising their right to make the Election, (B) that delivery shall be effected, and risk of loss and title to the Certificates and Book Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(h)) or surrender of Book Entry Shares to the Exchange Agent and (C) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(h)) or Book Entry Shares in exchange for the applicable Merger Consideration.

(iv) Any Election set forth in Section 4.2(b)(i) shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Transmittal Letter properly completed and signed indicating such Election.

(v) Any holder of a Share may, at any time prior to the Election Deadline, change such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Transmittal Letter. If Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any Share (it being understood that no party to this Agreement nor the Exchange Agent is under any duty to notify any holder of any such defect), such Election shall be deemed to be not in effect, subject to Section 4.2(b)(ii).

(vi) Any holder of a Share may, at any time prior to the Election Deadline, revoke such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline.

(vii) Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Transmittal Letter and compliance by any holder of a Share with the Election procedures set forth herein, and (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed in Section 4.1(a).

(c) After the Effective Time, and upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(h)) or upon delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Book Entry Shares in accordance with Section 4.1(b), the terms of the Transmittal Letter and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book Entry Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder, (i) the number of shares of Parent Common Stock and an amount of cash, if any, that such holder is entitled to receive pursuant to Section 4.1(a) (after taking into account all Shares then held by such holder and the Election(s) made with respect to such Shares by such holder), and (ii) the amounts, if any, due to such holder under Section 4.2(d) and (iii) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 4.2(e). The Certificate or Book Entry Shares that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Certificate or Book Entry Share. The stock portion of the applicable Merger Consideration issued and paid and the cash portion of the applicable Merger Consideration paid in accordance with the terms of Section 4.1(a) and this Section 4.2(c) upon conversion of any Shares (including any amount, if any, due under Section 4.2(d) and any cash paid in lieu of fractional shares pursuant to Section 4.2(e)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Shares. In the event of a transfer of ownership of any Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock and the proper amount of cash may be transferred by the Exchange Agent to such a transferee if written instructions authorizing the transfer of the Book Entry Shares are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any portion of the Merger Consideration is to be delivered to a Person other than the holder in whose name any Book Entry Shares are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Shares or the payment of the applicable cash portion of the Merger Consideration to a Person other than the registered holder of any Book Entry Shares, or shall establish to the satisfaction of the Company or the Exchange Agent that such Tax has been paid or is not applicable. The shares of Parent Common Stock constituting the stock portion of the Merger Consideration, at Parent’s option, shall be in uncertificated book entry form, unless a physical certificate is otherwise required under applicable Law.

(d) Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and, if a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable in the Merger. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate or Book Entry Shares until such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(h)) or Book Entry Shares are surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(h)) or Book Entry Shares, there shall be issued and/or paid to the holder of shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof (rounded to the nearest cent), which payment shall be determined by multiplying (i) the average of the closing prices of shares of Parent Common Stock quoted on the New York Stock Exchange (the “NYSE”) on each of the last fifteen (15) trading days ending on the day which is the second trading day immediately preceding the Effective Time (the “Parent Average Closing Price”) by (ii) the fraction of the share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 4.1(a). “trading day” means any day on which the NYSE is open for trading.

(f) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the Merger Consideration to which the holder of the Certificate is entitled pursuant to this Article IV.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the applicable Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(j)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates) or Book Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the

Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and/or a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(j)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the applicable Merger Consideration.

(i) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive any Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder, except that all Dissenting Shares held by holders of Shares who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the same consideration (subject to the same proration) as if such holders had not demanded appraisal rights and had made the Default Election, without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(j) Withholding Rights. Each of Parent, the Surviving Corporation, and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Company RSUs or Company Restricted Shares (such Company Options, Company RSUs and Company Restricted Shares, collectively, the “Company Awards”), such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable federal, state, provincial, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Exchange Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Exchange Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Awards, as applicable, in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Exchange Agent, as the case may be. Parent, the Surviving Corporation or the Exchange Agent, as applicable, shall provide commercially reasonable notice to each applicable holder of Shares and Company Awards, as applicable, upon becoming aware of any such withholding obligation and shall cooperate with such holder to the extent reasonable to obtain reduction of or relief from such deduction and withholding.

4.3 Treatment of Stock Plan Awards.

(a) Treatment of Unvested Options. Each option to purchase Shares granted under the Stock Plans (a “Company Option”) that is unvested and outstanding immediately prior to the Effective Time (an “Unvested Company Option”) shall cease to represent an option to purchase Shares and shall be converted, at the Effective Time, into an option to purchase that number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of Shares subject to the Unvested Company Option immediately prior to the Effective Time and (y) the Equity Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the per-share exercise price applicable to such Unvested Company Option immediately prior to the Effective Time divided by the Equity Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Unvested Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code and provided further, that in the case of any Unvested Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. For purposes of this Agreement, “Equity Exchange Ratio” shall mean the quotient of (x) the average of the closing prices of shares of Company Common Stock quoted on the NYSE on each of the last 15 trading days ending on the day which is the second trading day immediately preceding the Effective Time (the “Company Average Closing Price”) divided by (y) the Parent Average Closing Price. The converted options to purchase Parent Common Stock shall be subject to the same terms and conditions (including vesting conditions) as applied to such original Unvested Company Options immediately prior to the Effective Time.

(b) Treatment of Vested Options. Each Company Option that is vested and outstanding immediately prior to the Effective Time (a “Vested Company Option”) shall be cancelled and shall only entitle the holder thereof to receive (as soon as reasonably practicable following the Effective Time) the same consideration (subject to the same proration) as if the Vested Company Option had instead been a number of Shares having an aggregate value (based on the Company Average Closing Price) equal to the Vested Company Option’s Spread and the holder were deemed to have elected the Default Election. As used herein, the “Spread” for any Vested Company Option is the product of (x) the number of Shares subject to the Vested Company Option immediately prior to the Effective Time and (y) the excess, if any, of the Company Average Closing Price over the per Share exercise price for such Vested Company Option. For the avoidance of doubt, each Vested Company Option that has a per Share exercise price that equals or exceeds the Company Average Closing Price shall be cancelled and shall cease to exist without entitling the holder thereof to receive any payment under this Section 4.3(b).

(c) Treatment of Restricted Stock Units. Each restricted stock unit granted under the Stock Plans (a “Company RSU”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an award based on Shares and shall be converted into an award to receive the same consideration (subject to the same proration) as if the Company RSU had instead been a number of Shares equal to the number of Shares covered by the Company RSU and the holder were deemed to have elected the Default Election. The converted award shall be subject to the same terms and conditions (including vesting conditions) as applied to such original Company RSU immediately prior to the Effective Time.

(d) Treatment of Restricted Shares. Each Share that is subject to restrictions and that was granted under the Stock Plans (a “Company Restricted Share”), that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a Share and shall be converted into an award to receive the same consideration (subject to the same proration) as if the Company Restricted Share had instead been an unrestricted Share and the holder were deemed to have elected the Default Election. The converted award shall be subject to the same terms and conditions (including vesting conditions) as applied to such original Company Restricted Share immediately prior to the Effective Time.

(e) Notice of Rights. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Unvested Company Options, Company RSUs and Company Restricted Shares appropriate notices setting forth such holders’ rights pursuant to the respective Stock Plans and agreements evidencing the grant of such Unvested Company Options, Company RSUs and Company Restricted Shares, and stating, as applicable, that (i) such Unvested Company Options have been assumed by Parent and shall continue in effect on substantially the same terms and conditions as applied to such original Unvested Company Option immediately prior to the Effective Time (but subject to the adjustments required by Section 4.3(a)) and (ii) such Company RSUs and Company Restricted Shares have been converted into awards and assumed by Parent and shall continue in effect on substantially the same terms and conditions as applied to such original Company RSU and Company Restricted Shares, as applicable, immediately prior to the Effective Time.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 4.3(a), 4.3(b), 4.3(c) and 4.3(d). The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Awards. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent stock options, Parent restricted stock units and Parent restricted shares as a result of the actions contemplated by Sections 4.3(a), (c) and (d).

(g) Form S-8 Registration Statement. As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to options to purchase Parent Common Stock, Parent restricted stock units and Parent restricted shares as a result of the actions contemplated by Sections 4.3(a), 4.3(c) and 4.3(d) and shall maintain effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

4.4 Adjustments to Prevent Dilution. In the event that the number of Shares or shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for Shares or Parent Common Stock shall have changed into a different number of shares or securities, or a different class, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, issuer tender or exchange offer, or other similar transaction, the Merger Consideration and the treatment in Section 4.3 shall be equitably adjusted; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is prohibited by the terms of this Agreement.

ARTICLE V

Representations and Warranties

5.1 Representations and Warranties of the Company. Except as set forth in the Company Reports filed with the SEC, since January 1, 2014 and publicly available prior to the date of this Agreement, by the Company pursuant to the Exchange Act or the Securities Act (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections of the disclosure schedule delivered to Parent by the Company immediately prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent (and only to the extent) that the relevance of such item is reasonably apparent from the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, (i) are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect and (ii) would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement. The Company has delivered to Parent prior to the date of this Agreement complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(a) of the Company Disclosure Schedule contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries and (ii) “Company Material Adverse Effect” means any material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall constitute a Company Material Adverse Effect:

(A) changes in the economy or financial markets generally in the United States or any foreign jurisdiction;

(B) changes that are the result of factors generally affecting the pharmaceutical industry;

(C) changes in United States generally accepted accounting principles (“GAAP”);

(D) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement;

(E) any general regulatory, legislative or political conditions or securities, credit, financial or other capital market conditions, in each case in the United States or any foreign jurisdiction;

(F) changes in Law, including rules, regulations and administrative policies of the FDA or interpretations thereof, in each case of general applicability;

(G) earthquakes, hurricanes, tornados or other natural disasters;

(H) a decline in the price of the Shares on the NYSE, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect;

(I) any failure by the Company to meet any estimates of revenues or earnings or other financial or operating metrics (whether such projections were made by the Company or independent third parties) for any period ending on or after the date of this Agreement and prior to the Closing, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(J) the approval or disapproval by, or the delay of a determination of approval or disapproval by, the FDA or any Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to the Company Products; and

(K) any action expressly required to be taken or not taken with the consent of Parent or pursuant to or in accordance with this Agreement;

provided, further, that, with respect to clauses (A), (B), (C), (D), (E) and (F), such change, effect, event, circumstance, occurrence or development does not (i) primarily relate only to (or have the effect of primarily relating to) the Company and its Subsidiaries or (ii) have a disproportionate adverse effect on the Company and its Subsidiaries compared to other companies of similar size operating in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether a Company Material Adverse Effect has occurred).

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 500,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Shares”). As of the close of business on the day immediately preceding the date of this Agreement, [                ] Shares were outstanding, and no Preferred Shares were outstanding and no Shares have been issued since such date except pursuant to the exercise, vesting or distribution of the Company Options, Company RSUs and Company Restricted Shares outstanding as of such date. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than [                ] Shares reserved for issuance under the Company’s 2011 Incentive Award Plan, 2008 Incentive Award Plan, 1989 Incentive Compensation Plan and Irish Share Participation Scheme (the “Stock Plans”), the Company has no Shares or Preferred Shares reserved for issuance. Section 5.1(b)(i) of the Company Disclosure Schedule contains a correct and complete list as of the date hereof of Company Options, Company RSUs, Company Restricted Shares and any other equity-based awards granted under the Stock Plans, including the holder, date of grant, term, number of Shares and, where applicable, exercise price and vesting schedule. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth in this Section 5.1(b)(i), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(ii) Section 5.1(b)(ii) of the Company Disclosure Schedule sets forth (A) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (B) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(iii) Each Company Option and Company RSU (A) was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Stock Plans, (B) has a grant date identical to the date on which the Company’s board of directors or compensation committee actually awarded such Company Option or Company RSU, as applicable, (C) qualifies for the tax and accounting treatment afforded to such Company Option or Company RSU, as applicable, in the Company’s Tax Returns and the Company Reports, respectively and (D) does not violate the requirements of Section 409A of the Code. In addition, each Company Option has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to (A) adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose and (B) the approval of the Merger by the affirmative vote of the holders of not less than a majority of the Disinterested Shares (as defined in the Company Charter) then outstanding (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend to the holders of Shares the (x) adoption of this Agreement and (y) approval of the Merger by the holders of the Disinterested Shares (as defined in the Company Charter) then outstanding (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their adoption and (C) received the opinion of its financial advisor, [        ], to the effect that, as of the date hereof, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Shares. The board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby pursuant to the DGCL.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices pursuant to Section 1.3 and under the HSR Act and, if required, Part IX of the Competition Act (Canada) (the “Competition Act”) and the filing with the Securities and Exchange Commission (the “SEC”) of the Joint Proxy Statement/Prospectus in definitive form and the approvals set forth on Section 5.1(d) of the Company Disclosure Schedule (collectively, the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except for those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the Company Charter or the Company By-Laws or the comparable governing documents of any of its Subsidiaries,

(B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on the Company Products or any other assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) in each case, that would be binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.1(d)(i), under any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of the Company or any of its Subsidiaries under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement. Section 5.1(d)(ii) of the Company Disclosure Schedule sets forth a correct and complete list of Material Contracts pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exceptions set forth with respect to clauses (B) and (C) above).

(iii) None of the Company or any of its Subsidiaries is a party to or bound by any non-competition Contract or other Contract, in each case, that purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after giving effect to the Merger, Parent or its Subsidiaries) may engage, including the development, commercialization, manufacture, marketing, sale or distribution of any Company Product that is material or would reasonably be likely to become material to the Company or any of its Subsidiaries, or the manner or locations in which any of them may so engage in any business with respect to the Company Products. As used in this Agreement, (A) the term “Products” means all “drugs” and “devices” as those terms are defined in Section 201 of the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), including all biological, pharmaceutical and drug candidates, compounds or products, and (B) the term “Company Products” means all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or any of its Subsidiaries and all Products with respect to which the Company or any of its Subsidiaries has royalty rights.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), since January 1, 2012 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the

Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). The Company has made available to Parent prior to the date of this Agreement true, complete and unredacted copies of the Company Reports filed or furnished prior to the date of this Agreement, in each case to the extent not publicly filed in unredacted form. Each of the Company Reports, at the time of its filing or being furnished (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseded filing), complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. For purposes of this Agreement, the term “Affiliate,” when used with respect to any party, shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed and maintained to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (x) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent prior to the date of this Agreement (I) a summary of any such disclosure made since the Applicable Date by management to the Company’s auditors and audit committee and (II) any communication made since the Applicable Date by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, the consolidated financial position of the Company and its consolidated Subsidiaries in all material respects, as of its date and each of the consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, accumulated earnings (or losses) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. Since December 31, 2013 and through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices in all material respects, (ii) there has not been any change, effect, event, circumstance, occurrence or development which, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect and (iii) there has not been any action taken by the Company or its Subsidiaries that would have required the consent of Parent pursuant to Sections 6.1(a)(ii)-(ix) or 6.1(a)(xii)-

6.1(a)(xvii) if such action had been taken after the date of this Agreement or any agreement to take any such actions.

(g) Litigation and Liabilities.

(i) (A) There are no pending, or, to the knowledge of the Company, threatened, suits, claims, hearings, arbitrations, investigations or other proceedings (each, an “Action”) before any Governmental Entity to which the Company or any of its Subsidiaries is a party or any Action by any Governmental Entity against or involving the Company or its Subsidiaries, and (B) none of the Company or any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction, decree or award of any Governmental Entity, in each case that, individually or in the aggregate, would reasonably be likely to be material to the Company or any of its Subsidiaries.

(ii) There are no obligations or liabilities of the Company or any of its Subsidiaries (whether accrued, contingent or otherwise) other than:

(A) obligations or liabilities to the extent (I) reflected on the consolidated balance sheet of the Company, (II) readily apparent in the notes thereto or (III) included in the Company’s Annual Report on Form 10-K for the period ended December 31, 2013;

(B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2013; or

(C) liabilities or obligations arising from contractual arrangements entered into in the ordinary course of business, including obligations with respect to employment agreements (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law).

(h) Employee Benefits.

(i) All benefit and compensation plans, contracts, agreements or policies covering current or former U.S. employees of the Company and its Subsidiaries, current or former U.S. directors of the Company and its Subsidiaries and current or former U.S. consultants of the Company and its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, change of control, retention, gross-up, stock option, stock purchase, stock appreciation right, stock-based, incentive, bonus, supplemental retirement and any profit sharing plans and agreements (the “Benefit Plans”) are listed on Section 5.1(h)(i) of the Company Disclosure Schedule. True and complete copies of all Benefit Plans listed on Section 5.1(h)(i) of the Company Disclosure Schedule, including, to the extent applicable, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plans, and all amendments thereto have been made available to Parent prior to the date of this Agreement.

(ii) Each Benefit Plan was established and has been maintained and administered in compliance with the terms thereof and the applicable requirements of ERISA, the Code and other applicable Law. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”) with respect to its qualified status under Section 401(a) of the Code or has pending or has time remaining in which to file an application for such determination from the IRS (or the Company and its Subsidiaries are entitled to rely on a favorable opinion or advisory letter issued by the IRS in accordance with Revenue Procedure 2005-16 with respect to the qualified status of the plan document), and, to the knowledge of the Company, there is no fact or circumstance that exists that would, individually or in the aggregate, reasonably be likely to give rise to the revocation of such qualified status.

(iii) All contributions required to be made under each Benefit Plan, as of the date of this Agreement have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty in a material amount imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(iv) Neither the Company, any of its Subsidiaries nor any other entity which is a member of the same “controlled group” as the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code maintains or contributes to or has within the past six complete calendar years maintained or contributed to or been required to contribute to, and no Benefit Plan is, a “multiemployer plan” (as defined in Section 3(37) of ERISA), a multiple employer plan (within the meaning of Section 4063 of ERISA or Section 413(c) of the Code) or an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA.

(v) Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or local Law, neither the Company nor any of its Subsidiaries is obligated to provide any retiree health or life insurance benefits to any employee or former employees of the Company or any of its Subsidiaries.

(vi) Excluding non-material routine claims for benefits, there is no Action, or, to the knowledge of the Company, investigation pending against or involving or threatened against any Benefit Plan before any court or arbitrator or any Governmental Entity, or federal, state or local official.

(vii) Except for the cash-out of equity compensation awards under Section 4.3, none of the execution of this Agreement, the stockholder adoption of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, will (whether alone or in connection with any other event(s)) (A) entitle any employee of the Company or any of its Subsidiaries to severance pay or any increase in severance pay (or other compensation or benefits) upon any termination of employment, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, or materially increase the amount payable under any of the Benefit Plans or result in any other material obligation pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company or any of its Subsidiaries or, after the consummation of the transactions contemplated by this Agreement, Parent or any of its Subsidiaries, to merge, amend, terminate or transfer the assets of any of the Benefit Plans, (D) result in payments under any of the Benefit Plans or otherwise which would constitute an “excess parachute payment” within the meaning of Section 280G of the Code or would disqualify any amount from being qualified performance-based compensation within the meaning of Section 162(m) of the Code; or (E) result in any material breach or other material violation of or under any employment agreement, or any other labor-related agreement concerning the employees of the Company or to which any of the Company or any of its Subsidiaries is a party or by which any such entity is bound.

(viii) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent plan year.

(ix) No Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided amounts subject to excise or additional taxes imposed under Section 4999 of the Code.

(x) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(xi) No Benefit Plan or other agreement provides any person with any amount of additional compensation or tax gross-up payment if such individual is provided amounts subject to excise or additional federal income taxes imposed under Section 409A of the Code or the California income tax equivalent.

(xii) Each Benefit Plan can be amended, terminated or otherwise discontinued (except with respect to accrued obligations under each respective Benefit Plan) after the Effective Time in accordance with its terms without liabilities to Parent, the Company or any of its Subsidiaries other than ordinary administration expenses typically incurred in a termination event.

(xiii) With respect to each scheme or arrangement mandated by a government other than the United States and with respect to each Benefit Plan that is subject to the Laws of the jurisdiction outside of the United States (a “Foreign Benefit Plan”), the Company and its Subsidiaries have no material unfunded or underfunded liabilities for each such Foreign Benefit Plan that provides for pension or retiree welfare benefits. Each Foreign Benefit Plan which, under the Laws of any jurisdiction outside of the United States, is required to be registered or approved by any governmental entity or agency, has been so registered and approved and has been maintained in good standing in all material respects with applicable governmental entities or agencies, and if intended to qualify for special tax treatment, meets all requirements for such treatment in all material respects. There is no pending or threatened material litigation relating to any Foreign Benefit Plan.

(i) Compliance with Laws; Licenses. Since January 1, 2013, the Company and its Subsidiaries have been and are in compliance in all material respects with all applicable federal, state, local or foreign laws, statutes or ordinances, common law, or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards and agency requirements (collectively, “Laws”), and all permits, authorizations, consents, approvals, waivers, licenses or qualifications, grants, franchises, certifications, registrations, exemptions (collectively, “Permits”) material and necessary for the Company or any such Subsidiary to own, lease and operate its properties or other assets and to carry on its respective business (the “Company Permits”) and all such Company Permits are valid, and in full force and effect of any Governmental Entity, including, as applicable: (i) the FDCA, including the rules and regulations promulgated thereunder and the Public Health Service Act of 1944, as amended and the regulations of the United States Food and Drug Administration (“FDA”) promulgated thereunder (the “PHSA”); (ii) federal Medicare and Medicaid statutes and comparable state or local statutes or regulations; (iii) the Food and Drugs Act, as amended, including the rules and regulations promulgated thereunder (the “Food and Drugs Act”), and the Controlled Drugs and Substances Act, as amended, including the rules and regulations promulgated thereunder (the “CDSA”); (iv) all other Laws governing the marketing, sale, pricing, price reporting, and reimbursement of prescription drug products; (v) federal Anti-Kickback Statute (42 U.S.C. §1320a–7(b)), Stark Law (42 U.S.C. §1395nn), Physician Payment Sunshine Act (42 U.S.C. § 1320a7h), False Claims Act (42 U.S.C. §1320a–7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et. seq., and any comparable state, local or foreign Laws), (vi) the Medical Device Directive of the European Union, and (vii) the Laws of any other Governmental Entity that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of the Company Products. Each of the Company and its Subsidiaries has

obtained, and is in compliance, with all Company Permits and all such Company Permits are valid and in full force and effect. To the knowledge of the Company, none of the Company Permits is being revoked. This Section 5.1(i) does not address environmental matters, tax matters or labor and employee benefits matters which are the subject of specific representations and warranties in this Section 5.1.

(j) Material Contracts.

(i) Section 5.1(j) of the Company Disclosure Schedule sets forth a true and complete list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound as of the date hereof (such Contracts being the “Material Contracts”):

(A) each Contract or series of related Contracts that (I) involved or involves payment by the Company or any of its Subsidiaries of consideration of more than $75,000,000 in the aggregate over the term of such Contract and cannot be cancelled by the Company or such Subsidiary without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to date) or (II) has continuing obligations, rights or interests relating to the research, development, clinical trial, distribution, supply, service, material transfer, manufacture, marketing or co-promotion of, or collaboration with respect to, any Company Product or any compounds, therapeutic area, class of drugs or mechanism of action or interests involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or income or revenues related to any Company Product, in each case, involving consideration of more than $50,000,000 in the aggregate over the term of such Contract;

(B) each Contract requiring or reasonably likely to result in payments to the Company and its Subsidiaries in excess of $75,000,000 per year;

(C) each Contract or series of related Contracts evidencing indebtedness for borrowed money of the Company or any of its Subsidiaries;

(D) each Contract with any Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract) involving or reasonably likely to involve payments in excess of $75,000,000 per year;

(E) each non-competition or other Contract that limits or purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after giving effect to the Merger, Parent or its Subsidiaries) may engage, including the development and commercialization of the Company Products that are material or would reasonably be likely to become material to the Company or any of its Subsidiaries or any compounds, therapeutic area, class of drugs or mechanism of action, or the manner or geographic areas in which any of them may so engage in any business or which grant “most favored nation” status, in each case other than exclusive grants of rights under Contracts described in Section 5.1(j)(i)(A);

(F) each Contract between or among the Company or any of its Subsidiaries, on one hand, and any director, officer, stockholder holding five (5) percent or more of any class of outstanding equity securities of the Company or, to the Company’s knowledge, any Affiliate of such Person, on the other hand;

(G) each Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, whether or not previously filed;

(H) each Contract: (I) pursuant to which a third party has granted to the Company or any of its Subsidiaries a right to use, practice under or sublicense, or a covenant not to sue under, any Intellectual Property Rights that are material to the conduct of business of the Company or any of its Subsidiaries, other than any non-exclusive license for off-the-shelf software that is generally available on a commercial basis; (II) pursuant to which the Company or any of its Subsidiaries has granted a third party a right to use, practice under or sublicense, or a covenant not to sue under, any material Owned Intellectual Property that are material to the conduct of business of the Company or any of its Subsidiaries; (III) pursuant to which a Governmental Entity has provided or committed to provide to the Company or its Subsidiaries funding for purposes of the creation or development of material Intellectual Property Rights; or (IV) pursuant to which the Company or any of its Subsidiaries’ has granted a third party a current or contingent right (including options or rights of first refusal) to acquire ownership of any material Owned Intellectual Property;

(I) each Real Property Lease and each Personal Property Lease; and

(J) all Contracts providing for indemnification by the Company or any of its Subsidiaries of any Person that would reasonably be likely to be material to the Company or any of its Subsidiaries.

(ii) All Material Contracts are valid and binding on the Company and/or the relevant Subsidiary of the Company that is a party thereto and, to the knowledge of the Company, each other party thereto, and are in full force and effect. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party, is in material violation of or in material default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Material Contract to which it is a party or by which it or any of its properties or assets is bound. No party to any Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Material Contract and none of the Company or any of its Subsidiaries, and to the knowledge of the Company, no other party to any Material Contract, has repudiated in writing any material provision thereof, except, in each case, as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(iii) A true, complete and unredacted copy of each Material Contract, together with all amendments and supplements thereto, has been made available to Parent prior to the date of this Agreement.

(iv) To the knowledge of the Company, none of the Company or any of its Subsidiaries has entered into a Contract with a Specially Designated National or Blocked Person each as defined by the Office of Foreign Asset Control of the United States Department of the Treasury.

(k) Properties.

(i) Each of the Company and its Subsidiaries has (A) good and valid title in all material respects to all of the properties and assets reflected as owned on the most recent balance sheet of the Company contained in the Company Reports, except for properties or assets that have been sold or disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet, free and clear of any Liens, except for Permitted Liens, and (B) a valid leasehold interest or other comparable Contract of use in all properties and assets included on such balance sheet that are leased by the Company or any such Subsidiary, except for such leases terminated in the ordinary course of business consistent with past practice since the date of such balance sheet, free and clear of any Liens, except for Permitted Liens. The assets of the Company and its Subsidiaries and any assets leased or licensed by the Company and its Subsidiaries constitute as of the date of this Agreement, and will constitute as of the Closing (except for assets sold or disposed of in the ordinary course of business consistent with past practice and otherwise in accordance with this Agreement), all of the material assets, rights and properties, tangible and intangible, real or personal, which are necessary for the operation of the business of the Company and its Subsidiaries, as presently operated. For purposes of this Agreement, (I) “Real Property Leases” shall mean all Contracts for real property leased, subleased, licensed or otherwise conveyed to the Company or any of its Subsidiaries involving annual payments in excess of $15,000,000 (which leases are set forth in Section 5.1(k)(i) of the Company Disclosure Schedule); (II) “Personal Property Leases” shall mean all Contracts for personal property leased, subleased, licensed or otherwise conveyed to the Company or any of its Subsidiaries involving annual payments in excess of $25,000,000 (which leases are identified on Section 5.1(k)(i) of the Company Disclosure Schedule); (III) “Owned Real Properties” shall mean all real property owned by the Company or any of its Subsidiaries (which property is identified on Section 5.1(k)(i) of the Company Disclosure Schedule); and (IV) “Permitted Liens” shall mean (1) Liens for Taxes, assessments or similar charges incurred in the ordinary course of business that are not yet due and payable; (2) pledges or deposits made in the ordinary course of business; (3) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business that are not yet due and payable; (4) in the case of real property, matters that would be disclosed by an accurate survey or inspection of such real property; (5) matters of record or registered Liens affecting title to any asset; (6) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities; (7) statutory Liens of landlords for amounts that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (8) Liens arising under conditional sales contracts and requirements leases with third parties entered into in the ordinary course of business; and (9) defects, irregularities or imperfections of title and similar Liens and encumbrances which are incurred in the ordinary course of business consistent with past practice, and in each of clauses (1) through (9) do not individually or in the aggregate materially detract from the value of the related assets or properties or materially impair the continued use thereof in the operation of such business.

(ii) Except for matters that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable title to each of the Owned Real Properties, free and clear of all Liens other than Permitted Liens. To the knowledge of the Company, each lease pursuant to which the Company or any of its Subsidiaries leases all or a portion of any Owned Real Property to a third party is valid, binding and in full force and effect and all rent and other sums and charges payable to the Company and its Subsidiaries as landlords thereunder are current in all material respects. No termination event or condition or uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the tenant thereunder, exists under any such lease.

(iii) (A) All Personal Property Leases and Real Property Leases are valid and binding on the Company or the applicable Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, (B) all Personal Property Leases and Real Property Leases are in full force and effect, (C) each of the Company and its Subsidiaries has performed in all material respects all obligations required to be performed by it under the Personal Property Leases and Real Property Leases and (D) to the knowledge of the Company, each other party to a Real Property Lease or Personal Property Lease has performed in all material respects all obligations required to be performed by it under such Real Property Lease or Personal Property Lease.

(iv) No lessor under any Real Property Lease has given any written notice to the Company or any of its Subsidiaries, or, to the knowledge of the Company, any oral notice, for the purpose of terminating or threatening to terminate any right of first refusal (or right of first offer) to lease or purchase any lease expansion right or any similar right now existing under the Real Property Leases. There are no sublessors under any of the Real Property Leases.

(l) Regulatory Matters.

(i) (A) Each of the Company and its Subsidiaries holds all material authorizations under the FDCA, the PHSA, and the regulations of the FDA promulgated thereunder, the Food and Drugs Act, the CDSA, and the regulations of Health Canada promulgated thereunder, the requirements of the European Medicines Agency and any other Governmental Entity that regulates the quality, identity, strength, purity, safety, efficacy, manufacturing, distribution, sale, import or export of the Company Products (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company or any of its Subsidiaries as currently conducted and the testing, manufacturing, sale or distribution, as applicable, of each of the Company Products (the “Company Regulatory Permits”) and (B) all such Company Regulatory Permits are valid and in full force and effect. Since January 1, 2013, there has not occurred any violation of, default under, or event giving any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Regulatory Permit, that would prohibit or impede the sale of any Company Product currently manufactured and/or sold by the Company or any of its Subsidiaries into any market. Since January 1, 2013, no event has occurred that, to the knowledge of the Company, would reasonably be likely to result in a penalty under or the revocation, cancellation, non-renewal or adverse modification of, any Company Regulatory Permit, except as has not had and would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Since January 1, 2013, to the knowledge of the Company, all pre-clinical and clinical investigations conducted or sponsored by each of the Company or any of its Subsidiaries have been and, if still pending, are being conducted in compliance in all material respects with all applicable Laws administered or issued by the applicable Company Regulatory Agency, including (A) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (B) FDA regulations for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, (C) Division 5 of the Food and Drug Regulations regarding Drugs for Clinical Trials Involving Human Subjects, and (D) material Laws restricting the collection, use and disclosure of individually identifiable health information and personal information.

(iii) Since January 1, 2013, none of the Company or any of its Subsidiaries has received any material written information from the FDA or any other Company Regulatory Agency which would reasonably be likely to lead to the denial of any application for marketing approval currently pending before the FDA or any other Company Regulatory Agency.

(iv) All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company or any of its Subsidiaries have been so filed, maintained or furnished. To the knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries is the subject of any pending, or, to the knowledge of the Company, threatened investigation in respect of the Company or the Company Products by the FDA or any other Company Regulatory Agency pursuant to the FDA’s policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct that could result in a material debarment mandated by 21 U.S.C. §335a(a) or any similar Law or authorized by 21 U.S.C. §335a(b) or any similar Law. None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that could result in a material exclusion from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(v) To the knowledge of the Company, the development, manufacture, testing, distribution, and marketing of each Company Product or, as applicable, Company Product candidate that is or since January 1, 2013 has been developed, manufactured, tested, distributed or marketed is being, and since January 1, 2013 has been, conducted in compliance in all material respects with the FDCA and the regulations of the FDA promulgated thereunder, the Food and Drugs Act, the CDSA and the regulations of Health Canada promulgated thereunder, or any similar Law in any foreign jurisdiction including those relating to investigational use, premarket clearance or marketing approval, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping and filing of reports. There is no Action pending or, to the knowledge of the Company, threatened by any Company Regulatory Agency, including any prosecution, injunction, seizure, civil fine, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Company or any of its Subsidiaries of any Law, except as would not, individually or in the aggregate, reasonably be likely to be material to the Company or any of its Subsidiaries.

(vi) Since January 1, 2013, each of the Company and its Subsidiaries have neither voluntarily nor involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product. To the knowledge of the Company, there are no facts which are reasonably likely to cause (A) the recall, market withdrawal or replacement of any Company Product sold by the Company or any of its Subsidiaries, (B) a material change in the labeling of any such Company Products, or (C) a termination or suspension of the marketing of such Company Products.

(vii) Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice that the FDA, Health Canada or any other Company Regulatory Agency has commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Company Product sold by the Company or any of its Subsidiaries.

(viii) Since January 1, 2013, none of the Company or any of its Subsidiaries has received any written notice from the FDA, Health Canada or any other Company Regulatory Agency alleging material violations of advertising or marketing Laws with respect to a Company Product or a material negative change in reimbursement status of a Company Product.

(ix) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, to the knowledge of the Company, no Company Product manufactured or distributed by the Company or any of its Subsidiaries is (A) adulterated within the meaning of 21 U.S.C. §351 (or any similar Law) or (B) misbranded within the meaning of 21 U.S.C. §352 (or any similar Law).

(m) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation (the “Company Charter”) or by-laws (the “Company By-Laws”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(n) Environmental Matters. (i) Except in each case, as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance; (iii) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation; (iv) neither the Company nor any of its Subsidiaries is subject to any liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has been associated with any release of any Hazardous Substance; (vi) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) to the knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be likely to result in any material claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law. The Company has made available to Parent prior to the date of this Agreement copies of all material environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to the Company or its Subsidiaries or their respective current and former properties or operations.

As used herein, the term “Environmental Law” means any federal, state, local or foreign statute, Law, regulation, order, decree, permit, authorization or requirement of any Governmental Entity relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (C) any other substance which may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

(o) Taxes.

(i) All Tax Returns that are required to be filed (taking into account any valid extensions of time within which to file such Tax Returns) by or with respect to the Company and its Subsidiaries have been timely filed, and all such Tax Returns are true and complete in all material respects.

(ii) All Taxes required to be paid by the Company or any of its Subsidiaries (whether or not reflected on a Tax Return) have been timely paid in full.

(iii) No waivers of statutes of limitations have been given by or requested with respect to any of the Company’s or its Subsidiaries’ Taxes for any open Tax year.

(iv) Neither the Company nor any of its Subsidiaries shall be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing Date, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing Date.

(v) There are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with the failure (or alleged failure) to pay any Tax.

(vi) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing consolidated U.S. federal income tax returns, a group of which the Company was the common parent.

(vii) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Taxing authority with respect to the Company or any of its Subsidiaries, and no such agreement or ruling has been applied for and is currently pending.

(viii) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code within the past two years.

(ix) No audit or other administrative or court proceedings are pending with any Taxing authority with respect to any Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received by the Company or any of its Subsidiaries.

(x) No written claim that could give rise to Taxes has been made to the Company or any of its Subsidiaries within the previous five years by a Taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax returns that it or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(xi) The Company has delivered to Parent prior to the date of this Agreement correct and complete copies of (A) all income and franchise Tax Returns of it and its Subsidiaries for the preceding three taxable years and (B) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income or franchise Taxes of it and its Subsidiaries.

(xii) Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). The Company and its Subsidiaries have complied in all material respects with all applicable information reporting and withholding requirements.

(xiii) Each of the Company and its Subsidiaries is resident for all relevant Tax purposes in its jurisdiction of organization.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, provincial, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, harmonized sales, goods and services, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes, including any amendments thereof.

(p) Labor Matters.

(i) No work stoppage or labor strike against the Company or any of its Subsidiaries by employees is pending or, to the knowledge of the Company, threatened. None of the Company or any of its Subsidiaries is delinquent in material payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees. The Company and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy and wages and hours. None of the Company or any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees of the Company or any of its Subsidiaries (other than routine payments to be made in the ordinary course of business consistent with past practice).

(ii) To the knowledge of the Company, there are no pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for long-term disability, and none of the Company or any of its Subsidiaries is subject to, is a party to, or has been threatened with any action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Entity, charge or lawsuit relating to labor or employment matters involving any current or former employees or consultants of the Company or any of its Subsidiaries, including matters involving labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

(iii) To the knowledge of the Company, there are no controversies pending or threatened, between the Company or any of its Subsidiaries and any of their respective current or former employees or consultants, which controversies have or would reasonably be likely to result in an action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Entity, charge or lawsuit.

(iv) None of the Company or any of its Subsidiaries is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, is there a material representation question in respect of any of the employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of the Company or any of its Subsidiaries to authorize representation by any labor union or labor organization.

(v) There is no pending or, to the knowledge of the Company, any threatened Action that has been asserted or instituted against the Company or any of its Subsidiaries by any Governmental Entity or any individual relating to the legal status or classification of an individual classified by the Company or any of its Subsidiaries as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).

(vi) Within the last three (3) years, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(q) Intellectual Property.

(i) To the knowledge of the Company, the Company and its Subsidiaries own or have the right to use all Intellectual Property Rights used in or necessary for (A) the respective businesses of the Company or its Subsidiaries as currently conducted, and (B) the products or product candidates that are currently in clinical development or being formulated, manufactured, marketed, or sold by the Company or its Subsidiaries, and, in each case will be owned or available for use, following the consummation of the transactions contemplated by this Agreement, on the same terms as they were owned or available for use by the Company or its Subsidiaries immediately prior to the Closing Date.

(ii) Section 5.1(q)(ii) of the Company Disclosure Schedule sets forth a true and complete list of all material Owned Intellectual Property that is Registered (collectively, the “Registered Intellectual Property”), indicating for each Registered item the registration or application number, registration or application date and the applicable filing jurisdiction (or in the case of an Internet domain name, the applicable domain name registrar). All assignments of Registered Intellectual Property that is owned by the Company to the Company or any Subsidiary have been properly executed and recorded. There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked with respect to any Patents included in the Registered Intellectual Property that is owned by the Company (or to the knowledge of the Company, with respect to any other Patents included in the Registered Intellectual Property), or to the knowledge of the Company, threatened.

(iii) The Company and its Subsidiaries own exclusively (beneficially, and of record where applicable) all Intellectual Property Rights that the Company and its Subsidiaries own or purport to own (including the Registered Intellectual Property that is owned by the Company), free and clear of all Liens (other than Permitted Liens).

(iv) The Owned Intellectual Property that is owned by the Company (and to the knowledge of the Company, all other Owned Intellectual Property) is subsisting, and to the knowledge of the Company, the issued or granted Owned Intellectual Property is valid and enforceable. There has been no Action or investigation pending or, to the Company’s knowledge, threatened between January 1, 2012 and the date of this Agreement against the Company or its Subsidiaries concerning the ownership, validity, registerability or enforceability of any Owned Intellectual Property that is owned by the Company (or to the knowledge of the Company, any other Owned Intellectual Property).

(v) To the knowledge of the Company, neither the conduct of the respective businesses of the Company or its Subsidiaries as currently conducted, nor the making, use, import, offer for sale or other disposition of any current product or service of the Company or its Subsidiaries infringes, misappropriates or otherwise violates, any Intellectual Property Rights of any third party. There has been Action pending or, to the Company’s knowledge, threatened (including “cease and desist” letters and written invitations to take a patent license), against the Company or its Subsidiaries between January 1, 2012 and the date of this Agreement, alleging that the conduct of the respective businesses of the Company or its Subsidiaries, or any product or service of the Company or its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party. To the Company’s knowledge, no third party is infringing, misappropriating or violating any Owned Intellectual Property.

(vi) The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality and value of all Proprietary Information that is owned, used or held by the Company or its Subsidiaries, and, to the Company’s knowledge, such Proprietary Information has not been used, disclosed to or discovered by any Person except pursuant to written non-disclosure and/or license agreements which have not been breached.

(vii) The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business and have not materially malfunctioned or failed within the past two years in a manner that has had a material impact on the business of the Company and its Subsidiaries. To the Company’s knowledge, no person has gained unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices.

(viii) The Company and each of its Subsidiaries have complied with all applicable Laws and contractual and fiduciary obligations relating to the collection, storage, use, transfer and any other processing of any Personally Identifiable Information collected or used by the Company or its Subsidiaries in any manner, or to the knowledge of the Company, maintained by third parties having authorized access to such information. The Company and each of its Subsidiaries has at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personally Identifiable Information is protected against loss and against unauthorized access, use, modification or disclosure, and there has been no unauthorized access to or misuse of such Personally Identifiable Information.

(ix) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property Rights” means all intangible rights protecting (A) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other forms of trade identity and other indicia of origin, all applications and registrations for the foregoing and all renewals of same, and all goodwill associated with the foregoing and symbolized thereby; (B) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor (including utility and design patents, industrial designs and utility models), including divisions, continuations, continuations-in-part, renewal applications, renewals, substitutions, reexaminations, extensions and reissues (collectively, “Patents”); (C) confidential information, trade secrets and know-how, including ideas, processes, methods, business methods, materials, compositions of matter, schematics, models, designs, compositions, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Proprietary Information”); (D) rights in published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions; and (E) all other intellectual property, industrial or similar proprietary rights.

“IT Assets” means the Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Owned Intellectual Property” means all Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company or its Subsidiaries can be used to specifically identify an individual person and any individually identifiable health information.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(r) Insurance. Section 5.1(q)(i) of the Company Disclosure Schedule sets forth a list of each material current insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (“Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, each of the Insurance Policies is in full force and effect and none of the Company or any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any Insurance Policy, and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under any Insurance Policy.

(s) Certain Business Practices. To the knowledge of the Company, none of the Company any of its Affiliates or any of their respective directors, officers, employees, consultants, sales representatives, distributors or agents, in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated any applicable money laundering or anti-terrorism Law. To the knowledge of the Company, none of the Company and its Affiliates and their respective directors, officers, employees and, to the knowledge of the Company, consultants, sales representatives, distributors, agents and business partners have complied at all times, and are in compliance, with all applicable U.S. and non-U.S. anti-corruption laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§78dd-1 et seq.) and the U.K. Bribery Act of 2010, as amended, and any rules or regulations thereunder. In this regard, to the knowledge of the Company, the Company and its Affiliates and their respective directors, officers, employees, consultants, sales representatives, distributors, agents and business partners, in such capacity and on behalf of the Company, have not given, offered, agreed or promised to give, or authorized the giving directly or indirectly, of any money or other thing of value to anyone as an inducement or reward for favorable action or forbearance from action or the exercise of influence.

(t) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed [                    ] as financial advisors. Prior to the date of this Agreement, the Company has delivered to Parent a complete and accurate copy of all agreements pursuant to which [            ] is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(u) Information Supplied. The information supplied by or on behalf of the Company or any of its Affiliates or agents in writing, expressly for inclusion in the Joint Proxy Statement/Prospectus will not, on the date of filing with the SEC, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and Parent and at the time of the Company Stockholders Meeting and Parent

Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company makes no representation or warranty with respect to any information supplied by any other Person that is included in the Joint Proxy Statement/Prospectus.

(v) No Other Representations or Warranties. Except for the representations and warranties in this Section 5.1, neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement.

5.2 Representations and Warranties of Parent and Merger Sub. Except as set forth in the Parent Reports filed with the SEC, since January 1, 2014 and publicly available prior to the date of this Agreement, by Parent pursuant to the Exchange Act or the Securities Act (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections of the disclosure schedule delivered to the Company by Parent immediately prior to entering into this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent (and only to the extent) that the relevance of such item is reasonably apparent from the face of such disclosure), Parent and Merger Sub each hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, (i) are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect and (ii) would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

As used in this Agreement, the term “Parent Material Adverse Effect” means any material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall constitute a Parent Material Adverse Effect:

(A) changes in the economy or financial markets generally in the United States or any foreign jurisdiction;

(B) changes that are the result of factors generally affecting the pharmaceutical industry;

(C) changes in GAAP;

(D) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement;

(E) any general regulatory, legislative or political conditions or securities, credit, financial or other capital market conditions, in each case in the United States or any foreign jurisdiction;

(F) changes in Law, including rules, regulations and administrative policies of the FDA or interpretations thereof, in each case of general applicability;

(G) earthquakes, hurricanes, tornados or other natural disasters;

(H) a decline in the price of the shares of Parent Common Stock on the NYSE or the TSX, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or development underlying such decline has resulted in, or contributed to, a Parent Material Adverse Effect;

(I) any failure by Parent to meet any estimates of revenues or earnings or other financial or operating metrics (whether such projections were made by Parent or independent third parties) for any period ending on or after the date of this Agreement and prior to the Closing, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, circumstance, occurrence or development underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect;

(J) the approval or disapproval by, or the delay of a determination of approval or disapproval by, the FDA or any Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to the products of Parent; and

(K) any action expressly required to be taken or not taken with the consent of the Company or pursuant to or in accordance with this Agreement;

provided, further, that, with respect to clauses (A), (B), (C), (D), (E) and (F), such change, effect, event, circumstance, occurrence or development does not (i) primarily relate only to (or have the effect of primarily relating to) Parent and its

Subsidiaries or (ii) have a disproportionate adverse effect on Parent and its Subsidiaries compared to other companies of similar size operating in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether a Parent Material Adverse Effect has occurred).

(b) Corporate Authority; Approval and Fairness.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the approval of the issuance of Parent Common Stock pursuant to this Agreement by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Parent Vote”) and the adoption of this Agreement by the sole stockholder of Merger Sub, which will be obtained promptly following the execution hereof. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Parent has (A) approved this Agreement and the Merger and resolved to recommend that the holders of Parent Common Stock vote in favor of the issuance of Parent Common Stock required to be issued pursuant to this Agreement (the “Parent Recommendation”) and, if Parent elects, pursuant to the Pershing Square Equity Commitment and (B) directed that such issuance of shares of Parent Common Stock be submitted to the holders of shares of Parent Common Stock for their approval. The “Pershing Square Equity Commitment” shall mean the agreement to acquire shares of Parent Common Stock by Pershing Square Capital Management, L.P. pursuant to Section 2(a) of the agreement, dated February 25, 2014 between Parent and Pershing Square Capital Management, L.P.

(iii) The board of directors of Parent has received the opinion of Parent’s financial advisor, Barclays Capital Inc., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to Parent.

(iv) The board of directors of Merger Sub has approved the Merger upon the terms and subject to the conditions set forth in this Agreement and has approved and declared advisable this Agreement.

(c) Capital Structure. The authorized capital stock of Parent consists of unlimited shares of Parent Common Stock. At the close of business on [                    ], (i) [                ] shares of Parent Common Stock were issued and outstanding, none of which were subject to vesting or other forfeiture conditions or repurchase by Parent and (ii) [                ] shares of Parent Common Stock were reserved for issuance under the Parent’s 2011 Omnibus Incentive Plan, 2007 Equity Compensation Plan, 2006 Equity Incentive Plan and 2003 Equity Incentive Plan (the “Parent Stock Plans”). Except as set

forth in this Section 5.2(c), at the close of business on [                    ], no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent to issue or sell any shares of capital stock or other securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of the shares of Parent Common Stock in accordance with the terms of this Agreement, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Except as set forth above, Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) Governmental Filings; No Violations; Etc.

(i) Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, other than the filings and/or notices pursuant to Section 1.3 under the HSR Act and, if required, the Competition Act, the filing with the SEC and the securities commissions or similar securities regulatory authority in each of the provinces of Canada (“Canadian Securities Authorities”) of the Joint Proxy Statement/Prospectus and Form S-4, necessary filings with and approvals of the NYSE and the Toronto Stock Exchange (the “TSX”) and the approvals set forth on Section 5.2(d) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, except for those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect or prevent, materially delay or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the Articles of Parent (“Articles”) or the certificate of incorporation or by-laws or Merger Sub or the comparable governing instruments of any of their respective Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-

governmental permit or license to which Parent or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect and would not prevent or materially delay or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

(e) Absence of Certain Changes. Since December 31, 2013 and through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices in all material respects, (ii) there has not been any change, effect, event, circumstance, occurrence or development which, individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect and (iii) there has not been any action taken by Parent or its Subsidiaries that would have required the consent of Company pursuant to Sections 6.1(b)(i), (ii) and (iii) if such action had been taken after the date of this Agreement or any agreement to take any such actions.

(f) Litigation and Liabilities.

(i) As of the date of this Agreement, (A) there is no pending or, to the knowledge of Parent, threatened in writing, Actions before any Governmental Entity to which Parent or any of its Subsidiaries is a party or any Action by any Governmental Entity against or involving Parent or any of its Subsidiaries and (B) none of Parent or any of its Subsidiaries is subject to any outstanding Order, in each case that are, individually or in the aggregate, reasonably like to have a Parent Material Adverse Effect.

(ii) There are no obligations or liabilities of Parent or any of its Subsidiaries (whether accrued, contingent or otherwise) other than:

(A) obligations or liabilities to the extent (I) reflected on the consolidated balance sheet of Parent, (II) readily apparent in the notes thereto or (III) included in Parent’s Annual Report on Form 10-K for the period ended December 31, 2013;

(B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2013; or

(C) liabilities or obligations arising from contractual arrangements entered into in the ordinary course of business, including obligations with respect to employment agreements (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law).

(g) Parent Reports; Financial Statements.

(i) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act, Securities Act and Canadian Securities Authorities pursuant to the Canadian provincial securities laws (“Canadian Securities Laws”) since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Parent has made available to the Company prior to the date of this Agreement true, complete and unredacted copies of the Parent Reports filed or furnished prior to the date of this Agreement, in each case to the extent not publicly filed in unredacted form. Each of the Parent Reports, at the time of its filing or being furnished (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseded filing), complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the Canadian Securities Laws and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date of this Agreement or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseded filing), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC or Canadian Securities Authorities subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NYSE.

(iii) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed and maintained to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of Parent’s board of directors (x) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of Parent’s board of directors any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company prior to the date of this Agreement (I) a summary of any such disclosure made since the Applicable Date by management to Parent’s auditors and audit committee and (II) any communication made since the Applicable Date by management or Parent’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Parent employees regarding questionable accounting or auditing matters, have been received by Parent. Parent has made available to the Company prior to the date of this Agreement a summary of all complaints or concerns relating to other matters made since the Applicable Date through Parent’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors of Parent or the board of directors of Parent pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting, including in instances not required by those rules.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into Parent Reports (including the related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, the consolidated financial position of Parent and its consolidated Subsidiaries in all material respects, as of its date and each of the consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or in the case of the Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, accumulated earnings (or losses) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(h) Available Funds. As of the Effective Time, Parent and Merger Sub will have available to them, directly or through one or more Affiliates, all funds necessary to consummate the Merger and for the payment to the Exchange Agent of the Aggregate Cash Consideration and to satisfy all of their obligations under Article IV of this Agreement. Parent has delivered to the Company true, complete and correct copies, including all exhibits, schedules or amendments thereto, of the fully executed commitment letter, dated as of the date hereof, among Parent, [Barclays] and [Royal Bank of Canada] (collectively, the “Lender Parties”) (the “Debt Commitment Letter”), pursuant to which the Lender Parties have committed, upon the terms and subject to the conditions set forth therein, to lend the amounts set forth in the Debt Commitment Letter (the “Debt Financing”). The Debt Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. Neither Parent nor Merger Sub has entered into any agreement, side letter or other arrangement relating to the financing of the payments to be made by them at the Effective Time or transactions contemplated by this Agreement, other than as set forth in the Debt Commitment Letter and the Fee Letter (as defined in the Debt Commitment Letter) and engagement letters related thereto. The Debt Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and, to the knowledge of the Parent and Merger Sub, the Lender Parties, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions precedent set forth in the Debt Commitment Letter and, subject to the Bankruptcy and Equity Exception. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts, if any, that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Section 5.1 such that the condition set forth in Section 7.2(a) is satisfied, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent, or, to the knowledge of Parent and Merger Sub, the Lender Parties thereto under the Debt Commitment Letter. As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Section 5.1 such that the condition set forth in Section 7.2(a) is satisfied, and the performance by the Company of its obligations under this Agreement, neither Parent nor Merger Sub has any reason to believe that they or the Lender Parties will be unable to satisfy on a timely basis any condition of the Debt Commitment Letter and the Fee Letter. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than the conditions precedent set forth in the Debt Commitment Letter and the Fee Letter. Parent and Merger Sub understand and acknowledge that under the terms of this Agreement, Parent’s and Merger Sub’s obligations to consummate the Merger are not in any way contingent upon or otherwise subject to Parent’s or Merger Sub’s consummation of any financing arrangements or Parent’s or Merger Sub’s obtaining of any financing.

(i) Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be likely to have a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since January 1, 2013, have been, in compliance with all applicable Laws and Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no, and since January 1, 2013, there has been no, material action, demand or investigation by or before any Governmental Entity pending or, to the knowledge of Parent, threatened alleging that Parent or any of its Subsidiaries is not in compliance with any applicable Law or permit or which challenges or questions the validity of any rights of the holder of any permit.

(j) Takeover Statutes. No Takeover Statute or any anti-takeover provision in the Articles is applicable to Parent, the Merger or the other transactions contemplated by this Agreement.

(k) Information Supplied. The information supplied by or on behalf of Parent, Merger Sub or any of their respective Affiliates or agents in writing, expressly for inclusion in the Joint Proxy Statement/Prospectus will not, on the date of filing with the SEC, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and Parent and at the time of the Company Stockholders Meeting and Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Joint Proxy Statement/Prospectus.

(l) Ownership of Merger Sub; No Prior Activities. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for the obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate or otherwise, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(m) Interested Stockholder. None of Parent, Merger Sub nor any of their respective Affiliates is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

(n) Broker. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent and Merger Sub.

(o) No Other Representations or Warranties. Except for the representations and warranties in this Section 5.2, neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Merger and other transactions contemplated by this Agreement.

ARTICLE VI

Covenants

6.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time and except (A) as otherwise expressly required by this Agreement, (B) as required by applicable Laws, (C) as Parent may consent to in writing (such consent not to be unreasonably withheld, delayed or conditioned) or (D) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to protect and preserve in all material respects its assets and to preserve intact its business organizations and maintain existing relations and goodwill with Governmental Entities, customers, licensees, development collaboration or similar commercialization partners, manufacturers, suppliers, distributors, creditors, lessors, employees and other business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as required by applicable Laws, (C) as Parent may consent to in writing (such consent not to be unreasonably withheld, delayed or conditioned) or (D) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business from any other Person, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary or the issuance of Shares pursuant to Company Options, Company RSUs, notes or other indebtedness outstanding as of the date of this Agreement) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Lien material to the Company or any of its Subsidiaries on any assets of the Company or any of its Subsidiaries;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than investments in cash and cash equivalents and other investments that would constitute short-term investments on the balance sheet of the Company and other than in the Company or any direct or indirect wholly owned Subsidiary of the Company);

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary or regular quarterly dividends not to exceed $0.05 per Share, declared and paid consistent with prior timing; provided that the Company shall provide prior written notice of the amount and timing of such quarterly dividend to Parent and (B) any cash dividends paid to the Company or one of its wholly-owned Subsidiaries by a wholly-owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, except from holders of Company Options in full or partial payment of the exercise thereof and/or any applicable Taxes payable by such holder upon exercise of the Company Options or the lapse of restriction on Company RSUs or Company Restricted Shares, in each case, to the extent required or permitted under the terms of the Stock Plans and applicable award agreements;

(ix) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(x) except as set forth in the capital budgets set forth in Section 6.1(a)(x) of the Company Disclosure Schedule and consistent therewith, make or authorize any capital expenditure;

(xi) (A) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (B) amend, modify or terminate any Material Contract, or cancel, modify or waive any debts, rights or claims thereunder;

(xii) make any material changes with respect to accounting policies or procedures, except as required by changes in Law or applicable GAAP or statutory or regulatory accounting rules or interpretations with respect thereto;

(xiii) (A) settle any litigation or other proceedings before a Governmental Entity except where the settlement is limited solely to (I) the release of claims and (II) the monetary payment by the Company or any Subsidiary does not exceed $15,000,000 (or $50,000,000 in the aggregate for all such settlements) or (B) commence, join, make an appeal with respect to a lawsuit, action, claim or similar proceeding other than pursuant to this Agreement;

(xiv) file or amend any material Tax Return except in the ordinary course of business, settle or compromise any material Tax liability, make, change or revoke any Tax election except to the extent consistent with past practice or as required by Law, change any material method of Tax accounting, except as required by Law, or take any action which would materially adversely affect the Tax position of the Company or of any of its Subsidiaries;

(xv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except sales of Company Products in the ordinary course of business and sales of obsolete assets;

(xvi) other than in the ordinary course of business, (A) transfer, sell, license, mortgage, pledge, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any Intellectual Property Rights, (B) grant, extend, amend or abandon (except as required in the diligent prosecution of Owned Intellectual Property), waive or modify any material rights in or to Owned Intellectual Property, (C) fail to diligently prosecute the Company’s and its Subsidiaries’ patent applications, or (D) fail to exercise a right of removal or extension under any material Owned Intellectual Property;

(xvii) except to make changes that are required by applicable Law or to satisfy contractual obligations existing as of the date hereof pursuant to Contracts or Benefit Plans which are listed on Section 6.1(a)(xvii) of the Company Disclosure Schedule, (A) terminate, adopt, establish, enter into, amend or renew (or communicate any intention to take such action) any Benefit Plan, other than routine amendments to qualified retirement plans or health and welfare plans (other than severance plans) that do not increase benefits or result in increased administrative costs, (B) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, (C) pay any bonus or incentive compensation under any Benefit Plan in excess of the amount earned based on actual performance, (D) accelerate the vesting of or lapsing of restrictions, or amend the vesting requirements, with respect to any equity-based compensation or other long-term incentive compensation under any Benefit Plan, (E) grant any new award, amend the terms of outstanding awards or change the compensation opportunity under any Benefit Plan, (F) pay any severance in excess of what is legally required under the terms of any Benefit Plan or applicable Law, (G) take any action to accelerate the payment, or to fund or secure the payment, of any amounts under any Benefit Plan, (H) change any assumptions used to calculate funding or contribution obligations under any Benefit Plan, other than as required by GAAP, (I) hire any executive officer or any employee or consultant with maximum annual cash compensation opportunities in excess of $300,000 or hire any employee whose compensation and benefits are not in the ordinary course consistent with past practice for new hires in similar positions or inconsistent with the other requirements set forth in this Agreement, (J) promote any executive officer of the Company or promote any employee to an executive officer position, (K) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization or (L) terminate without cause the employment of any executive officer of the Company;

(xviii) subject to Section 6.2, take any action or omit to take any action that would reasonably be likely to prevent or materially delay or impair the consummation of the Merger or result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) From the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as required by applicable Laws, (C) as the Company may consent to in writing (such consent not to be unreasonably withheld, delayed or conditioned) or (D) as set forth in Section 6.1(b) of the Parent Disclosure Schedule, the business of Parent and its Subsidiaries shall be conducted in the ordinary and usual course. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (I) as otherwise expressly required by this Agreement, (II) as required by applicable Laws, (III) as the Company may consent to in writing (such consent not to be unreasonably withheld, delayed or conditioned) or (IV) as set forth in Section 6.1(b) of the Parent Disclosure Schedule, Parent will not:

(i) adopt or propose any change in the Articles that would be adverse to the holders of Shares relative to the holders of Parent Common Stock prior to the Effective Time;

(ii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iii) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, except from holders of options in full or partial payment of the exercise thereof and/or any applicable Taxes payable by such holder upon exercise of the options or the lapse of restriction on any restricted stock units or other securities, in each case, to the extent required or permitted under the terms of the Parent Stock Plans and applicable award agreements;

(iv) acquire assets outside of the ordinary course of business from any other Person that requires the approval of a majority of the holders of Parent Common Stock, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(v) subject to Section 6.4(b), take any action or omit to take any action that would reasonably be likely to prevent or materially delay or impair the consummation of the Merger or result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(vi) agree, authorize or commit to do any of the foregoing, except that in the case of clause (iv), Parent may agree, authorize or commit to such action, as long as the record date to approve such action is after the Effective Time.

6.2 No Solicitation; Change in Recommendation.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly facilitate or encourage any inquiries or the making of any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to, or cooperate in any way with, any Person relating to, any Acquisition Proposal or any inquiry or proposal that would reasonably be likely to lead to any Acquisition Proposal; or

(iii) waive, terminate, modify or fail to enforce any “standstill” or confidentiality or similar obligation of any Person (other than any party hereto) with respect to the Company or any of its Subsidiaries.

Notwithstanding anything in the foregoing to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (and promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to such party or (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; provided that prior to taking any action described in clause (A) or (B) above, (x) the board of directors of the Company has determined in good faith after consultation with its outside legal counsel that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) the board of directors of the Company has determined in good faith based on the information then available and after consultation with its independent financial advisor of nationally recognized reputation that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries and (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 15% or more of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries) of the Company other than the transactions contemplated by this Agreement.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal by a third party or group (as defined in or under Section 13 of the Exchange Act) that would result in such third party or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of the Company’s Subsidiaries) of the Company that the board of directors of the Company has determined in good faith, after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation, taking into account all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal and the likelihood of the proposal being consummated in accordance with its terms, is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.2(c) of this Agreement).

(c) No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in the following paragraph, the board of directors of the Company and each committee of the board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent the Company Recommendation with respect to the Merger; (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”)

relating to any Acquisition Proposal; and (iii) approve or recommend, or publically propose to enter into an Alternative Acquisition Agreement.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may withhold, withdraw, qualify or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal made after the date of this Agreement that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, if (i)(A) an unsolicited, bona fide written offer is made to the Company and is not withdrawn and the board of directors of the Company determines in good faith, after consultation with outside counsel and an independent financial advisor of nationally recognized reputation, that such offer constitutes a Superior Proposal or (B) a material development or change in circumstances with respect to the Company and its Subsidiaries, other than an Acquisition Proposal occurs or arises after the date of this Agreement that was not known by nor was reasonably foreseeable to the board of directors of the Company as of the date of this Agreement (an “Intervening Event”) and (ii) the Company determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such action is necessary in order for the directors to comply with their fiduciary duties under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least five (5) business days following Parent’s receipt of notice from the Company advising that management of the Company currently intends to recommend to its board of directors that it take such action and all information required to be provided under Section 6.2(g). After providing such notice and prior to effecting such Change of Recommendation, (x) the Company shall negotiate in good faith with Parent with respect to any revisions to the terms of the transaction contemplated by the Agreement proposed by Parent in response to a Superior Proposal, and (y) in determining whether to make a Change of Recommendation in response to a Superior Proposal or Intervening Event, the board of directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2, including with respect to the notice period referred to in this Section 6.2(c).

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall prohibit the Company from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure has the effect or substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.4(a); it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation.

(e) Existing Discussions. The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be likely to lead to an

Acquisition Proposal. The Company will promptly inform the individuals and entities referred to in the preceding sentence hereof of the obligations undertaken in this Section 6.2.

(f) Limits on Release of Standstill and Confidentiality. From the date of this Agreement until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything to the contrary contained in this Agreement and prior to the time the Requisite Company Vote is obtained, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the board of directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be necessary in order for the directors to comply with their fiduciary duties under applicable Law.

(g) Notice of Acquisition Proposals. The Company shall promptly (and, in any event, within 24 hours) notify Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any non-public information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

6.3 Joint Proxy Statement/Prospectus Filing; Information Supplied.

(a) Parent and the Company shall promptly prepare and file with the SEC and pursuant to the Canadian Securities Laws, the Joint Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the joint proxy statement and prospectus (the “Joint Proxy Statement/Prospectus”) constituting a part thereof) (the “Form S-4”). Parent and the Company each shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Joint Proxy Statement/Prospectus to the respective stockholders of each of the Company and Parent. Parent shall also use its reasonable best efforts to satisfy prior to the effective date of the Form S-4 all necessary state securities Law or “blue sky” notice requirements in connection with the Merger and the other transactions contemplated by this Agreement and will pay all expenses incident thereto. Each of the Company and Parent shall promptly notify Parent or the Company, as the case may be, of the receipt of all comments of the SEC with respect to the Joint Proxy

Statement/Prospectus and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent or the Company, as the case may be, copies of all correspondence between the Company or Parent, as the case may be, and/or any of their respective Representatives and the SEC with respect to the Joint Proxy Statement/Prospectus. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Joint Proxy Statement/Prospectus from the SEC.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the Company Stockholders Meeting or the Parent Stockholders Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

6.4 Stockholders Meetings.

(a) The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Company Stockholders Meeting”) to obtain the Requisite Company Vote as promptly as reasonably practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective, and shall not postpone or adjourn such meeting except (i) to the extent required by Law or (ii) if at the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to provide the Requisite Company Vote and to the extent reasonably necessary to solicit the Requisite Company Vote. Subject to Section 6.2(c) hereof, the board of directors of the Company shall provide the Company Recommendation and shall take all lawful action to solicit the Requisite Company Vote. In the event that subsequent to the date hereof, the board of directors of the Company determines that this Agreement is no longer advisable and makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares to obtain the Requisite Company Vote at the Company Stockholders Meeting.

(b) Subject to Section 6.4(c), Parent will take, in accordance with applicable Law and the Articles, all action necessary to convene a meeting of holders of shares of Parent Common Stock (the “Parent Stockholders Meeting”) as promptly as reasonably practicable after the execution of this Agreement, to obtain the Requisite Parent Vote, and shall not postpone or adjourn such meeting except (i) to the extent required by Law or (ii) if at the time for which the Parent Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting or to provide the Requisite Parent Vote and then to the extent reasonably necessary to solicit the Requisite Parent Vote. Parent shall include the Parent Recommendation in the Joint Proxy Statement/Prospectus; provided that notwithstanding the foregoing, the board of directors of Parent shall be permitted at all times to make all disclosures and communications to holders of Parent Common Stock reasonably necessary to comply with their duties under applicable Laws.

(c) The Company and Parent shall each use their commercially reasonable efforts to cause the Company Stockholders Meeting and the Parent Stockholders Meeting to be held on the same date.

6.5 Third-Party and Governmental Consents; Efforts.

(a) Efforts. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b) Cooperation.

(i) In addition to the obligations in Section 6.5(a), each of the Company, Parent and Merger Sub shall cooperate with each other and shall use their respective reasonable best efforts to prepare and file (x) required Notification and Report Forms under the HSR Act and the rules and regulations promulgated thereunder with the United States Federal Trade Commission (“FTC”) and the United States Department of Justice (“DOJ”), (y) notifications, filings, registrations, submissions and other materials required or necessary under any applicable Foreign Antitrust Law and (z) notifications, filings, registrations, submissions or other materials required or necessary to obtain those consents of Governmental Entities listed on Section 5.1(d) of the Company Disclosure Schedule and Section 5.2(d) of the Parent Disclosure Schedule, in each case, as soon as practicable following the date of this Agreement and in the case of clause (x), no later than the tenth (10th) business day following the date hereof, unless otherwise mutually agreed. All filings made in connection with the foregoing sentence shall be made in substantial compliance with the requirements of applicable Laws regulating competition, including the HSR Act, applicable Foreign Antitrust Laws and any other applicable Law. Each of the Company,

Parent and Merger Sub shall make, and Parent shall make, such other filings and submissions as are necessary, if any, in other jurisdictions in order to comply with all applicable Antitrust Laws and shall promptly provide any supplemental information or documentation requested by any Governmental Entity relating thereto. Subject to the Confidentiality Agreement and applicable Laws, the parties to this Agreement shall, and Parent shall, coordinate and cooperate fully and promptly with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including those under the HSR Act and any applicable Foreign Antitrust Law.

(ii) To the extent not prohibited by applicable Law, each party to this Agreement shall promptly notify and furnish the other parties copies of (x) any filing such party submits to any Governmental Entity and (y) any correspondence or communication between it or any of its Affiliates or any of their respective representatives, on the one hand, and any Governmental Entity, on the other hand, in each case relating to the subject matter of this Section 6.5(b) (and, in the case of any oral communication, a summary of such communication) and shall consult with and permit the other parties to review in advance any proposed filing and any written or oral communication or correspondence by such party to any Governmental Entity relating to the subject matter of this Section 6.5(b), and shall consider in good faith the views of such party in connection with any proposed filing and any written or oral communication or correspondence to any Governmental Entity, including the FTC and the DOJ, relating to the subject matter of this Section 6.5(b). No party to this Agreement shall agree to, or permit any of its Subsidiaries or any of its or their respective representatives to, participate in any meeting or discussion with any Governmental Entity in respect of any filings, investigation, inquiry or any other matter contemplated by this Section 6.5(b) unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate in such meeting or discussion.

(iii) Parent and the Company shall take all actions necessary to obtain any consents, clearances or approvals required under or in connection with the HSR Act and/or any Foreign Antitrust Law (collectively, “Antitrust Laws”), and to enable all waiting periods under any Antitrust Law to expire, and to avoid or eliminate each and every impediment under any Antitrust Law asserted by any Governmental Entity, in each case, to cause the Merger and the other transactions contemplated by this Agreement to occur, prior to the Termination Date, including (x) promptly complying with or modifying any requests or inquiries for additional information or documentation (including any second request) by any Governmental Entity, (y) offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of Parent and its Subsidiaries and the Company and its Subsidiaries and any other restrictions on the activities of Parent and its Subsidiaries and the Company and its Subsidiaries and (z) contesting, defending and appealing any threatened or pending litigation or preliminary or permanent injunction or other

Law that would adversely affect the ability of any party hereto to consummate, or otherwise delay the consummation of, the Merger or other transactions contemplated by this Agreement and taking any and all other actions to prevent the entry, enactment or promulgation thereof. Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall the Company or any of its Affiliates be obligated to commit to take any action pursuant to this Section 6.5, the consummation of which is not conditioned on the consummation of the Closing, nor shall they take any such action without the consent of Parent. Notwithstanding anything to the contrary in this Agreement, Parent shall control and lead all communications and strategy relating to the Antitrust Laws, subject to good faith consultations with the Company.

(iv) “Foreign Antitrust Laws” shall mean all laws issued by a non-U.S. Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment and that give rise to a closing condition pursuant to Section 7.1(b) or 7.2(c).

(c) Information. To the extent permitted by applicable Law, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement; provided, however, that the Company and Parent shall not be obligated to provide such information if doing so would (i) violate a Contract or obligation of confidentiality owing to a third party if the Company or Parent, as the case may be, shall have used commercially reasonable efforts to obtain the consent of such third party to such disclosure, or (ii) jeopardize the protection of an attorney-client privilege. Until the Effective Time, any information provided under this Agreement will be subject to the terms of the Confidentiality Agreement, dated as of [            ], 2014, by and between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”).

(d) Status. Subject to Section 6.5(c) and applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Merger and the other transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Each of the Company and Parent shall give prompt notice to the other, of any change, fact or condition that would reasonably be likely to result in a Company Material Adverse Effect, a Parent Material Adverse Effect or of any failure of any condition to Parent’s or the Company’s obligations to effect the Merger; provided, however, that the Company’s or Parent’s failure to comply with the foregoing shall not give rise to a termination right by Parent pursuant to Section 8.4(d) or the Company pursuant to Section 8.3. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger. Neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any in-person meeting with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the Merger or other transactions contemplated by this Agreement unless it consults with the other party in advance, and in the case of the Company, provides Parent with the opportunity to participate.

6.6 Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records (provided that Parent and its Representatives shall not conduct any activities in such a manner as to interfere unreasonably with the business or operations of the Company) and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7 Stock Exchange Listing and Delisting. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE and the TSX subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.8 Publicity. The initial press release regarding the Merger shall be a joint press release to be reasonably agreed upon by Parent and the Company and thereafter the Company and Parent each shall consult with each other prior to (i) issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity and except for any public announcement contemplated by Section 6.2(d) and (ii) making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect to the Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company.

6.9 Employee Benefits. (a) Parent agrees that the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or its Subsidiaries (the “Continuing Employees”) will, during the period commencing on the Closing Date and continuing through the end of the year in which the Closing occurs, continue to be provided with compensation and benefits (excluding equity awards) that are substantially comparable in the aggregate to either those compensation and benefits (excluding equity awards) that are generally made available by the Company to such employees immediately prior to the Closing Date or to similarly situated employees of Parent, as determined by Parent in its sole discretion.

(b) With respect to any employee benefit plans in which any Continuing Employee first becomes eligible to participate on or after the Effective Time (any such plans, the “New Plans”), the Surviving Corporation shall use commercially reasonable efforts to (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the New Plans to the extent they were inapplicable to, or were satisfied under, the Benefit Plans, (ii) recognize service of the Continuing Employees prior to the Effective Time which was credited under the Benefit Plans for purposes of eligibility and vesting (but not benefit accrual) under the New Plans to the same extent such service was credited under the Benefit Plans (except to the extent it would result in a duplication of benefits), as if such service were with the Surviving Corporation, and (iii) cause any eligible expenses incurred by any Continuing Employee and such Continuing Employee’s covered dependents under the Benefit Plans during the portion of the plan year ending on the date such Continuing Employee’s participation in the corresponding New Plan benefits to be taken into account under such plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and such Continuing Employee’s covered dependents for the applicable plan year as if such amounts had been paid in connection with such New Plan.

(c) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the Benefit Plans to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) cause the Company’s 401(k) Plan to be terminated effective three (3) days prior to the Effective Time. The Company shall provide Parent with a copy of the resolutions and/or plan amendments (the form and substance of which shall be subject to review and approval by Parent) evidencing that each such Benefit Plan has been amended or terminated, as applicable.

(d) All formal written communications to the directors, officers or employees of the Company and any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement shall be subject to Parent’s prior consent (not to be unreasonably withheld or delayed). The Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on each such communication (not to be unreasonably withheld or delayed). Any group oral presentations with respect to the above shall be materially consistent with such formal written communications.

(e) Notwithstanding the foregoing, nothing contained herein shall (i) be construed as an amendment to any Benefit Plan, (ii) otherwise obligate Parent, the Company or any of their Affiliates to maintain any particular Benefit Plan, (iii) otherwise obligate Parent, the Company or any of their Affiliates to retain the employment of any particular Continuing Employee following the Effective Time or (iv) give any third party the right to enforce any of the provisions of this Section 6.9.

6.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the negotiation and effectuation of the terms of this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation to the extent permitted under applicable Law agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.11 and including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law and its certificate of incorporation or by-laws in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under Delaware Law and the Company’s certificate of incorporation and by-laws shall be made by independent counsel selected by the Surviving Corporation.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.11(c) of the Company Disclosure Schedule. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an aggregate premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the aggregate premiums of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and his or her heirs or representatives.

(f) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

(g) The obligations of Parent and the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.11 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Party to whom this Section 6.11 applies shall be a third party beneficiary of this Section 6.11).

6.12 Financing.

(a) From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall, and the Company shall cause each of its Subsidiaries and each of its and their representatives to, use its respective reasonable best efforts to provide all cooperation that is necessary, customary or advisable as requested by Parent to assist Parent in the arrangement of any Debt Financing or any capital markets debt financing undertaken in replacement of all or any portion of such Debt Financing (the “Bond Financing” and, together with the Debt Financing, the “Financing”) for the purposes of financing the Aggregate Cash Consideration, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the Merger and the other transactions contemplated by this Agreement and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and all related fees and expenses of Parent and Merger Sub, including (A) participating in meetings (including one-on-one meetings or conference calls with parties and potential parties providing or arranging the Debt Financing and the Bond Financing), road shows, rating agency sessions and drafting sessions, and participating in customary due diligence, (B) furnishing Parent and any parties and potential parties providing or arranging the Debt Financing and the Bond Financing (the “Financing Sources”) with (i) such financial and other information regarding the Company and its Subsidiaries as may be reasonably requested in connection with the Debt Financing and the Bond Financing, including all financial statements and financial data of the type that would be required in a Bond Financing by Parent by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act (such financial statements to include audited consolidated financial statements of the Company and its Subsidiaries for each of the three fiscal years most recently ended more than 90 days prior to the Closing Date and unaudited consolidated financial statements of the Company and its Subsidiaries for any fiscal quarter ended after the date of the most recent audited financial statements and more than 45 days prior to the Closing Date, in each case meeting the requirements of Regulation S-X for a Form S-1 registration statement (other than Rules 3-10 and 3-16 of Regulation S-X)), and such information to include all information necessary or desirable for the Parent to prepare a pro forma consolidated balance sheet and related pro forma statement of income of the Parent and its Subsidiaries meeting the requirements of Regulation S-X for a Form S-1 registration statement and (ii) financial and other information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loans, including information regarding the Company and its Subsidiaries required to prepare a combined financial model for Parent and its Subsidiaries after giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement (clauses (i) and (ii) collectively, the “Required Information”), (C) assisting Parent and the Financing Sources in the preparation of (1) offering documents, syndication documents and materials, including bank information memoranda (confidential and public), private placement memoranda, offering memoranda, lender and investor, presentations and similar documents for the Debt Financing and the Bond Financing and (2) materials for rating agency presentations, business projections and similar documents in connection with the Debt Financing and the Bond Financing, (D) cooperating with the marketing efforts for any portion of the Debt Financing and the Bond Financing and (E) using its reasonable best efforts to cause its independent accountants to provide assistance and cooperation in the Debt Financing and the Bond Financing, including (1) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (2) providing any necessary customary consents to use their audit reports relating to the Company and (3) providing any necessary customary “comfort letters,” (F) executing and delivering customary definitive financing documents to the extent reasonably requested by Parent and otherwise facilitating the pledging of collateral to secure the Debt Financing or the Bond Financing; provided that the effectiveness of any definitive documentation executed by the Company or any of its Subsidiaries shall be subject to the consummation of the Merger, (G) using its reasonable best efforts to cause its internal and local legal counsel to deliver legal opinions as reasonably requested by Parent and customary for financings similar to the

Debt Financing and Bond Financing, (H) assisting Parent in obtaining corporate, credit, facility and securities ratings from rating agencies; (I) providing financial statements (including monthly financial statements) in the form and to the extent provided internally to senior management of the Company as promptly as practicable after providing such financial statements internally to senior management of the Company and (J) furnishing Parent and any Financing Sources promptly, and in any event at least ten business days prior to the Closing Date, with all documentation and other information required by any Governmental Entity with respect to the Debt Financing and the Bond Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended. Nothing herein shall require such cooperation to the extent it would (A) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time unless Parent agrees to reimburse the Company or (B) require the Company or any of its Subsidiaries to take any action that would reasonably be likely to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the certificate of incorporation or by-laws or other comparable organizational documents of the Company or any of its Subsidiaries, any applicable Laws. In furtherance of and without limitation to the immediately preceding sentence, nothing herein shall require the Company or any of its Subsidiaries to, prior to the Effective Time, enter into any agreement or require their respective boards of directors or equivalent governing bodies to approve any such agreement (other than customary authorization and representation letters) with respect to the Financing. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable outside counsel attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective representatives in connection with the Financing and shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than (x) arising from fraud, intentional misrepresentation, misstatements or omissions on the part of the Company or its Affiliates or (y) written historical information of the type prepared by the Company or its Affiliates in the ordinary course of business that is provided by the Company or any of its Affiliates). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries.

(b) The Company shall deliver to Parent a copy of a payoff letter in form and substance reasonably satisfactory to Parent specifying the aggregate amount required to be paid to fully satisfy all obligations (including principal, interest fees, expenses and other amounts payable under the Credit Agreement), that will be outstanding as of the Closing under the Third Amended and Restated Credit and Guaranty Agreement, dated as of February 13, 2012 (as amended, amended and restated or supplemented from time to time, the “Credit Agreement”).

6.13 Resignations. At the request of Parent, the Company shall cause each director of the Company or any officer or director of any of the Company’s Subsidiaries to resign in such capacity other than individuals who will continue to act as full time employees of the Company or any of its Subsidiaries after the Closing, such resignations to be effective as of the Effective Time.

6.14 Stockholder Litigation. Each party shall promptly notify the other party in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of the Company or Parent (as applicable), threatened in writing, against the Company or Parent and/or the members of the board of directors of the Company, as applicable (any such litigation relating to the Company and/or the executive officers or members of the board of directors of the Company, a “Company Transaction Litigation”) prior to the Effective Time and shall keep such other party reasonably informed with respect to the status thereof. The Company shall give Parent the reasonable opportunity to participate in the defense or settlement of any Company Transaction Litigation, and, except to the extent required by applicable Law, the Company shall not settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Company Transaction Litigation, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Each of the Company and Parent shall cooperate, shall cause their respective Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against any litigation contemplated by this Section 6.14.

6.15 Other Actions by the Company.

(a) Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors and Parent and its board of directors, as applicable, shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. The board of directors of each of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt from Section 16 of the Exchange Act the disposition of Shares and “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act) with respect to Shares by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or the acquisition of Parent Common Stock pursuant to the terms of this Agreement by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

ARTICLE VII

Conditions

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares and the Merger shall have been approved by the holders of the Disinterested Shares constituting the Requisite Company Vote in accordance with applicable Law and the Company Charter and Company By-Laws, and the issuance of the shares of Parent Common Stock pursuant to this Agreement shall have been duly approved by holders of shares of Parent Common Stock constituting the Requisite Parent Vote in accordance with applicable Law and the Articles.

(b) Competition Filings. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) the waiting period (or extension thereof) applicable to the consummation of the Merger under the Foreign Antitrust Laws (to the extent required) shall have expired or been earlier terminated, and any approvals or clearances required thereunder shall have been obtained.

(c) NYSE and TSX Listing. The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE and TSX upon official notice of issuance.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

(e) Injunctions; Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (other than Section 5.1(b)(i) (Capital Structure), 5.1(c) (Corporate Authority; Approval and Fairness) and 5.1(m) (Takeover Statutes), which must be true and correct in all material respects) (considered without regard to any reference to materiality qualifiers such as “material” and “Company Material Adverse Effect” set forth therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), unless the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect; and (ii) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c) Governmental Consents. (i) Other than the filing pursuant to Section 1.3, all Company Approvals and all Parent Approvals shall have been obtained or made, (ii) no legal proceeding commenced by a Governmental Entity under any Antitrust Law shall be threatened or pending against the Company, Parent, or the Merger Sub that seeks to temporarily or permanently enjoin, restrain or prevent the consummation of the Merger and (iii) all other Permits from any Governmental Entity required (or asserted to be required) to be obtained for the consummation of the Merger shall have been obtained, except for such other Permits that the failure to obtain would not provide for criminal sanctions or sanctions that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or would reasonably be likely to have, a Company Material Adverse Effect.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement (other than Section 5.2(b) (Corporate Authority; Approval and Fairness), 5.2(c) (Capital Structure) and 5.2(m) (Takeover Statutes), which must be true and correct in all material respects) (considered without regard to any reference to materiality qualifiers such as “material” and “Parent Material Adverse Effect” set forth therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), unless the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not have a Parent Material Adverse Effect; and (ii) the Company shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, effect, event, circumstance, occurrence or development that has had, or would reasonably be likely to have, a Parent Material Adverse Effect.

ARTICLE VIII

Termination

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by [            ], 2014, whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) (the “Termination Date”); provided, however, that the Termination Date may be extended from time to time by either Parent or the Company upon written notice to the other party if, as of the third business day prior to the Termination Date, (i) all conditions to Closing have been satisfied or waived (other than those that are to be satisfied only at the Closing) other than one or more of the conditions set forth in Section 7.1(b), Section 7.1(e) and Section 7.2(c) or (ii) all conditions to Closing have been satisfied or waived (other than those that are to be satisfied only at the Closing), but the Marketing Period shall not have been completed by the Termination Date, in each case to a date not beyond [            ], 2015, (b) the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement of the Company Stockholders Meeting taken in accordance with this Agreement at which a vote on the adoption of this Agreement is taken, (c) the Requisite Parent Vote shall not have been obtained at the Parent Stockholders Meeting or at any adjournment or postponement of the Parent Stockholders Meeting taken in accordance with this Agreement at which a vote on the approval of the issuance of Parent Common Stock pursuant to this Agreement is taken or (d) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a)).

8.3 Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not cured within the earlier of (A) 30 days after written notice thereof is given by the Company to Parent and (B) the Termination Date.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if (a) the board of directors of the Company shall have made a Change of Recommendation, (b) at any time following receipt of an Acquisition Proposal, the Company’s board of directors shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as reasonably practicable following a request for reaffirmation (but in any event within three (3) business days after receipt of any written request to do so from Parent), (c) a tender offer or exchange offer for outstanding Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, prior to the earlier of (i) the date prior to the date of the Company Stockholders Meeting and (ii) eleven (11) business days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Company’s board of directors fails to recommend against acceptance of such offer or (d) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) the Termination Date.

8.5 Effect of Termination and Abandonment. (a) Except as provided in Section 8.5(b), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and material breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement, and the Confidentiality Agreement shall survive in accordance with its terms.

(b) In the event that (i) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least ten (10) days prior to, with respect to any termination pursuant to Section 8.2(a), the date of termination, and with respect to termination pursuant to Section 8.2(b) the date of the Company Stockholders Meeting) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) (Drop Dead) or 8.2(b) (No Stockholder Approval) or (ii) this Agreement is terminated by Parent pursuant to Section 8.4(a), (b) or (c), then the Company shall promptly, but in no event later than two (2) days after the date of such termination, pay

Parent a termination payment of $[        ]1 (the “Termination Payment”), in each case payable by wire transfer of same day funds; provided, however, that no Termination Payment shall be payable to Parent pursuant to clause (i) of this paragraph (b) unless and until within 12 months of such termination, (I) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal or (II) there shall have been consummated an Acquisition Proposal (substituting in both instances “50%” for “15%” in the definition of “Acquisition Proposal”). The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the Termination Payment or any portion of the Termination Payment, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Termination Payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Payment pursuant to this Section 8.5(b) becomes payable and is paid by the Company and accepted by Parent pursuant to this Section 8.5(b), the Termination Payment shall be Parent’s and Merger Sub’s sole and exclusive remedy.

ARTICLE IX

Miscellaneous and General

9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

[1]	NTD: To be 2.75% of the equity value of the transaction.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT (INCLUDING ANY CLAIMS MADE IN CONTRACT, TORT OR OTHERWISE RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT) SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Merger and the other transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or Representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the Bond Financing or the performance thereof, in any forum other than any federal or state court located in the Borough of Manhattan in the City of New York.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED

BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or Merger Sub:

Valeant Pharmaceuticals International, Inc.

700 Route 202/206 North

Bridgewater, NJ 08807

Attention: Chief Executive Officer, with a copy to the General Counsel

Fax: (949) 315-3590

with a copy to (which shall not constitute notice)

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, CA 90067

Attention: Alison S. Ressler

        Eric M. Krautheimer

Fax: (310) 712-8800

If to the Company:

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Attention: [            ]

Fax: [            ]

with a copy to (which shall not constitute notice)

[            ]

[Address]

Attention: [            ]

Fax: [            ]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. (a) Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and this Section 9.8 only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and except that the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or Representatives shall be third party beneficiaries of, and shall be entitled to rely on, Section 9.5 and this Section 9.8 and shall have the right to consent to any modification of Section 9.5 and this Section 9.8 to the extent such modification directly affects their interests. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Notwithstanding anything to the contrary contained herein, no Financing Source shall have any liability for any claims or damages to the Company or any of its Affiliates, directors, officers, employees, agents and representatives in connection with this Agreement, the Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby. The provisions of this Section 9.8 shall inure to the benefit of, and be enforceable by, each Financing Source and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 9.8.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12 Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party to this Agreement has or may have set forth information in its respective disclosure schedule in a section of such disclosure schedule that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.13 Assignment. This Agreement shall not be assignable; provided, however, that Parent may designate another wholly owned direct or indirect subsidiary to be a constituent corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is null and void.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Valeant Pharmaceuticals International, Inc.

By:
Name:
Title:

[MERGER SUB]

By:
Name:
Title:

Allergan, Inc.

By:
Name:
Title:

ANNEX A

DEFINED TERMS

Terms	Section

Acquisition Proposal	6.2(b)
Action	5.1(g)(i)(A)
Affiliate	5.1(e)(ii)
Aggregate Cash Consideration	4.1(f)(i)
Aggregate Cash Payable for Shares and Awards	4.1(f)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)
Antitrust Laws	6.5(b)(iii)
Applicable Date	5.1(e)(i)
Articles	5.2(d)(ii)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Bond Financing	6.12(a)
Book Entry Share	4.1(b)
business day	1.2
By-Laws	2.2
Canadian Securities Authorities	5.2(d)(i)
Canadian Securities Laws	5.2(g)(i)
Cash Election	4.2(b)(i)
Cash Election Consideration	4.2(b)(i)
CDSA	5.1(i)
Certificate	4.1(b)
Change of Recommendation	6.2(c)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	4.2(j)
Company	Preamble
Company Approvals	5.1(d)(i)
Company Average Closing Price	4.3(a)
Company Awards	4.2(j)
Company By-Laws	5.1(m)
Company Charter	5.1(m)
Company Common Stock	4.1(a)
Company Disclosure Schedule	5.1
Company Material Adverse Effect	5.1(a)(ii)
Company Option	4.3(a)
Company Permits	5.1(i)
Company Products	5.1(d)(iii)

Company Recommendation	5.1(c)(ii)
Company Regulatory Agency	5.1(l)(i)(A)
Company Regulatory Permits	5.1(l)(i)(A)
Company Reports	5.1(e)(i)
Company Restricted Share	4.3(d)
Company RSU	4.3(c)
Company Stockholders Meeting	6.4(a)
Company Transaction Litigation	6.14
Competition Act	5.1(d)(i)
Compliant	1.2
Confidentiality Agreement	6.5(c)
Continuing Employees	6.9(a)
Contract	5.1(d)(ii)
Credit Agreement	6.12(b)
D&O Insurance	6.11(c)
Debt Commitment Letter	5.2(h)
Debt Financing	5.2(h)
Default Election	4.2(b)(ii)
Delaware Certificate of Merger	1.3
DGCL	1.1
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
DOJ	6.5(b)(i)
Election	4.2(b)
Election Deadline	4.1(f)(iii)
Effective Time	1.3
Environmental Law	5.1(n)
Equity Exchange Ratio	4.3(a)
ERISA	5.1(h)(i)
Exchange Act	5.1(e)(i)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
FDA	5.1(i)
FDCA	5.1(d)(iii)
Financing	6.12(a)
Financing Sources	6.12(a)
Food and Drugs Act	5.1(i)
Foreign Antitrust Laws	6.5(b)(iv)
Foreign Benefit Plan	5.1(h)(xiii)
Form S-4	6.3(a)
FTC	6.5(b)(i)
GAAP	5.1(a)(C)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(n)

HSR Act	5.1(b)(ii)
Indemnified Parties	6.11(a)
Insurance Policies	5.1(q)(i)
Intellectual Property Rights	5.1(q)(ix)
Intervening Event	6.2(c)
IRS	5.1(h)(ii)
IT Assets	5.1(q)(ix)
Joint Proxy Statement/Prospectus	6.3(a)
Laws	5.1(i)
Lender Parties	5.2(h)
Lien	5.1(b)(i)
Marketing Period	1.2
Material Contracts	5.1(j)(i)
Merger	Recitals
Merger Consideration	4.1(f)(iv)
Merger Sub	Preamble
New Plans	6.9(b)
Non-Dissenting Percentage	4.1(f)(v)
NYSE	4.2(e)
Order	7.1(e)
Owned Intellectual Property	5.1(q)(ix)
Owned Real Properties	5.1(k)(i)(III)
Parent	Preamble
Parent Approvals	5.2(d)(i)
Parent Average Closing Price	4.2(e)
Parent Common Stock	4.1(a)(i)
Parent Disclosure Schedule	5.2
Parent Material Adverse Effect	5.2(a)
Parent Recommendation	5.2(b)(ii)
Parent Reports	5.2(g)(i)
Parent Stock Plans	5.2(c)
Parent Stockholders Meeting	6.4(b)
Patents	5.1(q)(ix)
Permits	5.1(i)
Permitted Liens	5.1(k)(i)(IV)
Pershing Square Equity Commitment	5.2(b)(ii)
Person	4.2(g)
Personally Identifiable Information	5.1(q)(ix)
Personal Property Leases	5.1(k)(i)(II)
PHSA	5.1(i)
Preferred Shares	5.1(b)(i)
Products	5.1(d)(iii)
Proprietary Information	5.1(q)(ix)
Real Property Leases	5.1(k)(i)(I)
Registered	5.1(q)(ix)
Registered Intellectual Property	5.1(q)(ii)

Representatives	6.2(a)
Required Information	6.12(a)
Requisite Company Vote	5.1(c)(i)
Requisite Parent Vote	5.2(b)(i)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1(d)(i)
Securities Act	5.1(e)(i)
Share	4.1(a)
Share Equivalent Number	4.1(f)(vi)
Shares	4.1(a)
Spread	4.3(b)
Standard Cash Amount	4.1(f)(vii)
Standard Share Number	4.1(a)
Standard Election	4.2(b)(i)
Standard Election Consideration	4.2(b)(i)
Stock Election	4.2(b)(i)
Stock Election Consideration	4.2(b)(i)
Stock Plans	5.1(b)(i)
Subsidiary	5.1(a)(i)
Superior Proposal	6.2(b)
Surviving Corporation	1.1
Takeover Statute	5.1(m)
Tax, Taxes	5.1(o)
Tax Return	5.1(o)
Termination Date	8.2(a)
Termination Payment	8.5(b)
trading day	4.2(e)
Transmittal Letter	4.2(b)(iii)
TSX	5.2(d)(i)
Un-prorated Cash Election Amount	4.1(f)(ix)
Un-prorated Stock Election Number	4.1(f)(x)
Unvested Company Option	4.3(a)
Vested Company Option	4.3(b)

A-4